Exhibit 99.1

BCE INC.

Safe harbour notice concerning forward-looking statements

February 6, 2025

Safe harbour notice concerning forward-looking statements

In this document, we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell Media means, as the context may require, either Bell Media Inc. or our Bell Media segment.

Certain statements made in the presentation entitled “Q4 2024 Results & 2025 Financial Guidance Call”, dated February 6, 2025, and certain oral statements made by our senior management during BCE’s 2025 financial guidance call held on February 6, 2025 (BCE’s 2025 Financial Guidance Call) are forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to BCE’s 2025 guidance (including revenue, adjusted EBITDA, capital intensity, adjusted EPS, free cash flow and annualized common dividend per share); BCE’s 2025 strategic and operational roadmap and ongoing business transformation; BCE’s network deployment plans; the proposed acquisition by Bell Canada of Northwest Fiber Holdco, LLC (doing business as Ziply Fiber (Ziply Fiber)), the expected timing and completion thereof, and certain potential benefits expected to result from the proposed acquisition, including the expected number of fibre locations targeted to be reached in North America by the end of 2028; BCE’s goal to reach $1 billion of business solutions revenue by 2030; BCE’s goal to reach $1 billion in cost savings through its business transformation initiatives; BCE’s capital allocation strategy for 2025, including its focus on maintaining investment-grade credit ratings for Bell Canada’s senior debt and lowering its net debt leverage ratio; the objective to terminate the discount feature of BCE’s Shareholder Dividend Reinvestment and Stock Purchase Plan (DRP) and the occurrence of future events on which such decision would depend; BCE’s non-core asset review process and capital initiatives; BCE’s planned 2025 capital expenditures; BCE’s expected capital intensity ratio to be achieved in 2025, as well as beyond 2025 following the closing of the proposed acquisition of Ziply Fiber; the proposed disposition of Northwestel Inc. (Northwestel); the proposed disposition of BCE’s ownership stake in Maple Leaf Sports and Entertainment Ltd. (MLSE) and the intended use by BCE of the proceeds from the proposed disposition; the anticipated aggregate amount of proceeds to be generated from the divestiture of non-core assets, including from the planned divestitures of Northwestel and BCE’s ownership stake in MLSE; the expected use of proceeds from the divestiture of non-core assets (other than BCE’s stake in MLSE); the expected financial impact in 2025 of The Source stores closures that took place in 2024; the expectation of higher adjusted EBITDA margin in 2025; the anticipated significant improvement of BCE’s dividend payout ratio in 2025 as a result of cash retained from the discounted treasury DRP; BCE’s business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target, commitment and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the safe harbour provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

The forward-looking statements made in the presentation entitled “Q4 2024 Results & 2025 Financial Guidance Call”, or made orally during BCE’s 2025 Financial Guidance Call, are made as of February 6, 2025 and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results could differ materially from our expectations expressed in, or implied by, such forward-looking statements and that our financial guidance, business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not
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guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. Refer to Section A entitled Material assumptions for a description of the principal assumptions underlying the above-mentioned forward-looking statements and other forward-looking statements made in the presentation entitled “Q4 2024 Results & 2025 Financial Guidance Call” and made orally during BCE’s 2025 Financial Guidance Call. Subject to various factors, we believe that these assumptions were reasonable at February 6, 2025. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect. Refer to Section B entitled Business risks for a description of the principal known risks that could cause actual results or events to differ materially from our expectations expressed in, or implied by, the above-mentioned forward-looking statements and other forward-looking statements made in the presentation entitled “Q4 2024 Results & 2025 Financial Guidance Call” and made orally during BCE’s 2025 Financial Guidance Call.

We caution readers that the risks described in the above mentioned section are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial condition, liquidity, financial results or reputation. We regularly consider potential acquisitions, dispositions, mergers, business combinations, investments, monetizations, joint ventures and other transactions, some of which may be significant. Except as otherwise indicated by BCE, the forward-looking statements made in the presentation entitled “Q4 2024 Results & 2025 Financial Guidance Call”, or made orally during BCE’s 2025 Financial Guidance Call, do not reflect the potential impact of any such transactions or of special items that may be announced or that may occur after the date hereof. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way, or in the same way we present known risks affecting our business. Forward-looking statements made in the presentation entitled “Q4 2024 Results & 2025 Financial Guidance Call”, or made orally during BCE’s 2025 Financial Guidance Call, are presented for the purpose of assisting investors and others in understanding certain elements of our expected financial results and objectives, strategic priorities and business outlook, as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

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Sections A and B of this Safe harbour notice concerning forward-looking statements (Safe Harbour Notice) contain, respectively, a description of:

•the principal assumptions made by BCE in developing its forward-looking statements set out in the presentation entitled “Q4 2024 Results & 2025 Financial Guidance Call”, or made orally during BCE’s 2025 Financial Guidance Call

•the principal known risks that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from our current expectations expressed in, or implied by, our forward-looking statements set out in the presentation entitled “Q4 2024 Results & 2025 Financial Guidance Call”, or made orally during BCE’s 2025 Financial Guidance Call

A.MATERIAL ASSUMPTIONS

A number of assumptions were made by BCE in preparing its forward-looking statements, including the material assumptions outlined in this section. The reader should note that assumptions made in the preparation of forward-looking statements are subject to various factors and, although considered reasonable by BCE at the time of preparation of such forward-looking statements, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations expressed in, or implied by, our forward-looking statements.
In addition, BCE's forward-looking statements for periods beyond 2025 involve longer-term assumptions and estimates than forward-looking statements for 2025 and are consequently subject to greater uncertainty. Forward-looking statements for periods beyond 2025 assume, unless otherwise indicated, that the risks described in this Safe Harbour Notice will remain substantially unchanged during such periods.

Economic assumptions

Our forward-looking statements are based on certain assumptions concerning the Canadian economy. These assumptions do not incorporate the imposition of wide-ranging U.S. tariffs on all imports from Canada and retaliatory tariffs by the Canadian government on a wide range of goods coming from the U.S. Given the fast-evolving situation and the high degree of uncertainty around the duration of a potential trade war, it is difficult to predict how the effects would flow through the economy. New tariffs could significantly affect the outlooks for economic growth, consumer spending, inflation and the Canadian dollar. In particular, we have assumed:

•Strengthening economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 1.8% in 2025, representing an increase from 1.3% in 2024

•Slower population growth because of government policies designed to slow immigration

•Growth in consumer spending supported by past decreases in interest rates

•Modest growth in business investment underpinned by past declines in interest rates

•Relatively stable level of consumer price index (CPI) inflation

•Ongoing labour market softness

•Interest rates expected to remain at or near current levels

•Canadian dollar expected to remain near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices.

Market assumptions

Our forward-looking statements also reflect various Canadian market assumptions. In particular, we have made the following market assumptions:

•A higher level of wireline and wireless competition in consumer, business and wholesale markets

•Higher, but slowing, wireless industry penetration

•A shrinking data and voice connectivity market as business customers migrate to lower-priced telecommunications solutions or alternative over-the-top (OTT) competitors

•The Canadian traditional TV and radio advertising market is expected to be impacted by audience declines as the advertising market growth continues to shift towards digital

•Declines in broadcasting distribution undertaking (BDU) subscribers driven by increasing competition from the continued rollout of subscription video on demand (SVOD) streaming services together with further scaling of OTT aggregators

Operational and financial assumptions

Our forward-looking statements are also based on various internal operational and financial assumptions.

Operational assumptions

We have made the following internal operational assumptions with respect to our Bell CTS and Bell Media segments:

Bell Communication and Technology Services (Bell CTS)

•Stable or slight decrease in our market share of national operators' wireless mobile phone net additions as we manage increased competitive intensity and promotional activity across all regions and market segments

•Ongoing expansion and deployment of Fifth Generation (5G) and 5G+ wireless networks, offering competitive coverage and quality

•Continued diversification of our distribution strategy with a focus on expanding direct-to-consumer (DTC) and online transactions

•Slightly declining mobile phone blended average revenue per user (ARPU) due to competitive pricing pressure

•Continuing business customer adoption of advanced 5G, 5G+ and Internet of Things (IoT) solutions

•Continued scaling of technology services from recent acquisitions made in the enterprise market through leveraging our sales channels with the acquired businesses’ technical expertise

•Improving wireless handset device availability in addition to stable device pricing and margins

•Moderating deployment of direct fibre to incremental homes and businesses within our wireline footprint

•Continued growth in retail Internet subscribers

•Increasing wireless and Internet-based technological substitution

•Continued focus on the consumer household and bundled service offers for mobility, Internet and content services

•Continued large business customer migration to Internet protocol (IP)-based systems

•Ongoing competitive repricing pressures in our business and wholesale markets

•Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services

•Increasing customer adoption of OTT services resulting in downsizing of television (TV) packages and fewer consumers purchasing BDU subscriptions services

•Realization of cost savings related to operating efficiencies enabled by our direct fibre footprint, changes in consumer behaviour and product innovation, digital and AI adoption, product and service enhancements, expanding self-serve capabilities, new call centre and digital investments, other improvements to the customer service experience, management workforce reductions including attrition and retirements, and lower contracted rates from our suppliers

•No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our communication and technology services business

Bell Media

•Overall digital revenue expected to reflect scaling of Connected TV, DTC advertising and subscriber growth, as well as digital growth in our out-of-home (OOH) business contributing towards the advancement of our digital-first media strategy

•Leveraging of first-party data to improve targeting, advertisement delivery including personalized viewing experience and attribution

•Continued escalation of media content costs to secure quality content

•Continued scaling of Crave, TSN, TSN+ and RDS through expanded distribution, optimized content offering and user experience improvements

•Continued support in original French content with a focus on digital platforms such as Crave, Noovo.ca and iHeartRadio Canada, to better serve our French-language customers through a personalized digital experience

•Ability to successfully acquire and produce highly-rated programming and differentiated content

•Building and maintaining strategic supply arrangements for content across all screens and platforms

•No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our media business

Financial assumptions

We have made the following internal financial assumptions with respect to BCE for 2025:

•An estimated post-employment benefit plans service cost of approximately $205 million

•An estimated net return on post-employment benefit plans of approximately $100 million

•Depreciation and amortization expense of approximately $5,100 million to $5,150 million

•Interest expense of approximately $1,775 million to $1,825 million

•Interest paid of approximately $1,850 million to $1,900 million

•An average effective tax rate of approximately 17%

•Non-controlling interest of approximately $60 million

•Contributions to post-employment benefit plans of approximately $40 million

•Payments under other post-employment benefit plans of approximately $60 million

•Income taxes paid (net of refunds) of approximately $700 million to $800 million

•Weighted average number of BCE common shares outstanding of approximately 935 million

•An annualized common share dividend of $3.99 per share

Assumptions underlying expected continuing contribution holiday in 2025 in the majority of our pension plans

We have made the following principal assumptions underlying the expected continuing contribution holiday in 2025 in the majority of our pension plans:

•At the relevant time, our defined benefit (DB) pension plans will remain in funded positions with going concern surpluses and maintain solvency ratios that exceed the minimum legal requirements for a contribution holiday to be taken for applicable DB and defined contribution (DC) components

•No significant declines in our DB pension plans’ financial position due to declines in investment returns or interest rates

•No material experience losses from other events such as through litigation or changes in laws, regulations or actuarial standards

ESG assumptions

We have made certain assumptions in preparing our environmental, social and governance (ESG) targets, which include, without limitation, the assumptions outlined in this Safe Harbour Notice. However, forward-looking statements for periods beyond 2025 involve longer-term assumptions and estimates than forward-looking statements for 2025 and are consequently subject to greater uncertainty. Material assumptions specific to certain key ESG targets are set out below.

GHG emissions reduction and supplier engagement targets

Our greenhouse gas (GHG) emissions reduction and supplier engagement targets are based on a number of assumptions including, without limitation, the following principal assumptions:

•Our ability to purchase a significant amount of high-quality credible carbon credits and/or renewable energy certificates (RECs) to offset or reduce, as applicable, our GHG emissions

•The carbon offset will be permanent and will not be reversed, in whole or in part, prior to the date of our targets

•No significant increase in electricity grid emissions intensity over which we have no control

•Sufficient supplier engagement and collaboration in setting their own science-based targets

•The successful and timely implementation of various corporate and business initiatives to reduce our electricity and fuel consumption, as well as reduce other direct and indirect GHG emissions enablers

•Availability of sufficient funds to be allocated to the implementation of initiatives to reduce our electricity and fuel consumption

•No significant cost increase in solutions and initiatives identified to be implemented to achieve our targets

•No new corporate initiatives, business acquisitions, business divestitures or technologies that would materially change our anticipated levels of GHG emissions. In particular, our GHG emissions reduction targets assume that the previously announced pending acquisition of Ziply Fiber and pending dispositions of Northwestel and our ownership stake in MLSE will not materially change our anticipated levels of GHG emissions

•No negative impact on the calculation of our GHG emissions from refinements in or modifications to international standards or the methodology we use for the calculation of such GHG emissions

•No required changes to our science-based targets pursuant to the Science Based Targets initiative (SBTi) methodology that would make the achievement of our science-based targets, as updated from time to time, more onerous or unachievable in light of business requirements

•No significant change in the allocation of our spend by supplier and sufficient engagement and collaboration from the other participants across our whole value chain in reducing their own GHG emissions

Diversity, equity, inclusion and belonging targets

Our diversity, equity, inclusion and belonging (DEIB) targets are based on a number of assumptions including, without limitation, the following principal assumptions:

•Ability to leverage DEIB partnerships and recruitment agencies to help identify qualified diverse talent for vacant positions

•Sufficient diverse labour market availability

•Implementation of corporate and business initiatives to increase awareness, education and engagement in support of our DEIB targets

•Propensity of existing employees and job-seekers to self-identify to enable a diverse workforce representation

B.BUSINESS RISKS

This section describes the principal known risks that could have a material adverse effect on our business, financial condition, liquidity, financial results or reputation. These risks could cause our assumptions and estimates to be inaccurate and cause actual results or events to differ materially from our expectations expressed in, or implied by, our forward-looking statements, including our financial guidance and business outlook disclosed on February 6, 2025 in the presentation entitled “Q4 2024 Results & 2025 Financial Guidance Call” and during BCE’s 2025 Financial Guidance Call. Since the realization of our forward-looking statements, including our ability to meet our financial guidance, essentially depends on our business performance which, in turn, is subject to many risks, the reader is cautioned that all risks described in this Safe Harbour Notice could have a material adverse impact on our forward-looking statements. Forward-looking statements for periods beyond 2025 assume, unless otherwise indicated, that the risks described in this Safe Harbour Notice will remain substantially unchanged during such periods.

A risk is the possibility that an event might happen in the future that could have a negative effect on our business, financial condition, liquidity, financial results or reputation. Part of managing our business is to understand what these potential risks could be and to mitigate them where we can. The actual effect of any event on our business, financial condition, liquidity, financial results or reputation could be materially different from what we currently anticipate. The risks described in this Safe Harbour Notice are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, liquidity, financial results or reputation.

I.PRINCIPAL CONSOLIDATED BUSINESS RISKS

Provided below is a summary description of certain of our principal business risks that could have a material adverse effect on all of our segments. Certain additional business segment-specific risks are reported in Section B. II, Principal segmented business risks in this Safe Harbour Notice. For a detailed description of the principal risks relating to our regulatory environment and a description of the other principal business risks that could have a material adverse effect on our business, financial condition, liquidity, financial results or reputation, refer to Section B. III, Risks relating to our regulatory environment and Section B. IV, Other principal business risks, respectively, in this Safe Harbour Notice.

General economic conditions and geopolitical events

Our business and financial results could be negatively affected by adverse economic conditions, including a potential trade war and potential recession. The current global economic environment could further exacerbate pre-existing risk factors, including those described in this Safe Harbour Notice, in light of modest Canadian economic growth, reductions in immigration levels, high housing support costs relative to income, and financial and capital market volatility. All of these could negatively affect our business and financial results, including by adversely affecting business and customer spending and the resulting demand for our products and services, our customers’ financial condition, and the cost and amount of funding available in the financial markets.

Furthermore, risk factors including, without limitation, those described in this Safe Harbour Notice, could be exacerbated, or become more likely to materialize, as a result of geopolitical events, which could have an adverse impact on our business or future financial results and related assumptions, the extent of which is difficult to predict. Geopolitical events could adversely impact the global economy and cause financial and capital market volatility, broader geopolitical instability and armed conflicts, higher energy prices, inflationary pressures limiting consumer and business spending and increasing our operating costs, disruptions in our supply chain and increased information security threats.

1.Competitive environment

Competitive activity in our industry is intense and competitive dynamics are evolving, contributing to disruptions in each of our business segments

Our market landscape is being reshaped by changing macroeconomic and regulatory environments, increasing global and national competition, and evolving customer preferences. As our business evolves and technological advances drive new services, delivery models and strategic partnerships, our competitive landscape continues to intensify and expand to include new and emerging competitors, certain of which were historically our partners or suppliers, as well as global-scale competitors, including, in particular, cloud and OTT service providers, IoT hardware and software providers, voice over IP (VoIP) providers, and other web-based and satellite-based players that are penetrating the communications space with significant resources and a large customer base over which to amortize costs. Certain of these competitors are changing the competitive landscape by establishing a material market presence, which has accelerated in recent years. Established competitors further seek to consolidate or expand their product offerings through acquisitions in order to increase scale and market opportunities in light of these changes in market dynamics. Failure to effectively respond to such evolving competitive dynamics could adversely affect our business and financial results.

Technology substitution, IP networks and recent regulatory decisions, in particular, continue to facilitate entry in our industry. In addition, the effects of government policies that result in the acquisition of spectrum at favourable pricing by regional facilities-based wireless service providers distort market dynamics. These factors have changed industry economics and allowed competitors to launch new products and services and gain market share with far less investment in financial, marketing, human, technological and network resources than has historically been required. In particular, with regulatory decisions mandating wholesale rates for wireline Internet and mobile virtual network operator (MVNO) access, competitors can deliver their services over our networks, leveraging regulatory obligations applicable to us, therefore limiting their need to invest in building their own networks and impacting the network-based differentiation of our services and our ability to earn an appropriate return on investment in our networks. Such lower required investment by competitors and impact on our return on investment challenges the monetization of our networks and our operating model. Moreover, foreign OTT players are currently not subject to the same Canadian content investment obligations as those imposed on Canadian domestic digital suppliers, which provides them with a competitive advantage over us.

New technologies create a potential for diversifying our product and service offerings and create growth opportunities. However, if we are unable to develop and deploy new solutions in advance of or concurrently with our competitors, if the market does not adopt these new technologies in pace with our deployment of new solutions, or if we fail to adequately assess and manage the risks associated with these new solutions, our business and financial results could be adversely affected.

We expect these trends to continue in the future, and the increased competition we face as a result could negatively impact our business including, without limitation, in the following ways:

•Competitors’ aggressive market offers, combined with heightened customer sensitivity around pricing, could result in pricing pressures, lower margins and increased costs of customer acquisition and retention, and our market share and sales volumes could decrease if we do not match competitors’ pricing levels or increase customer acquisition and retention spending

•Adverse economic conditions, such as economic downturns or recessions, high interest rates and elevated inflation, adverse conditions in the financial markets, reductions in immigration levels, or a declining level of retail and commercial activity, could have a negative impact on the demand for, and prices of, our wireline, wireless and media products and services, and improve the competitive position of lower-cost providers

•Regulatory decisions regarding wholesale access to our wireless and fibre networks could facilitate entry of new competitors, including OTT players, or strengthen the market position of current competitors, or encourage existing competitors to expand beyond their traditional footprint, which may negatively impact our retail subscriber base in favour of lower-margin wholesale subscribers and thus could negatively impact our capacity to optimize scale and invest in our networks

•The acceleration of disruptions and disintermediation in each of our business segments could adversely affect our business and financial results

•Should our value proposition on pricing, network, speed, service or features not be considered sufficient for customers in light of available alternatives, or should our products and services not be provided over customers’ preferred delivery channels, this could lead to increased churn and slowing revenue growth

•The shift to online transactions could cause a reduction in in-store traffic, which could adversely impact our ability to leverage our extensive retail network to increase the number of subscribers and sell our products and services

•The convergence of wireline and wireless services is impacting product purchase choice by customers and could increase product substitution in favour of lower-margin products as well as increase churn. These trends are expected to increase with the continued adoption of 5G and 5G+.

•Increased embedded SIM (eSIM) adoption makes it easier for customers to change service providers and has the potential to upend existing distribution models, including negatively impacting roaming revenue

•The extent and timely rollout of fibre networks and 5G and 5G+ mobile services may be adversely impacted by government and regulatory decisions, constraints on access to and price of network equipment, labour shortages and potential operational challenges in delivering new technology

•Cloud-based and OTT-based substitution and the market expansion of lower-cost VoIP, collaboration and software-defined networking in a wide area network (SD WAN) solutions offered by local and global competitors, such as traditional software players, are changing our approach to service offerings and pricing and could have an adverse effect on our business

•The launch by Canadian and international competitors of low earth orbit (LEO) satellites, as well as partnerships between Canadian telcos and LEO satellite connectivity providers, and between governments and LEO satellite connectivity providers, to provide connectivity, including in rural areas and the North, intensifies competition, which could adversely affect our network deployment strategy in such areas and negatively impact demand for our connectivity services. The ability of our subsidiary Northwestel, operating in Canada’s North, to respond to the competitive threat from these providers is further hampered by CRTC retail Internet regulations

•Increased insolvency, spending rationalization and consolidation by business customers could lead to further disruptions in our Bell CTS segment, driven by technology substitution, economic factors and customers’ operational efficiencies

•The pressure from simpler, lower-cost, agile service models is driving in-sourcing trends, which could have an adverse impact on our managed services business

•Greater customer adoption of services like 5G, as well as IoT services and applications in the areas of retail (e.g., home automation), business (e.g., remote monitoring), transportation (e.g., connected car and asset tracking) and urban city optimization (smart cities), combined with the increased use of artificial intelligence (AI), is expected to accelerate competition in these areas

•Subscriber and viewer growth and retention is challenged by changing viewer habits, optionality, higher costs for consumers and content providers, as well as the expansion and continued market penetration of global scale low-cost OTT content providers, OTT aggregators and other alternative service providers, some of which may offer content and platforms as loss leaders to support their core business, as well as account stacking, CRTC arbitration and a fragmentation of audiences due to an abundance of choices

•Competition, with both global competitors and traditional Canadian TV competitors, for programming content could drive significant increases in content acquisition and development costs as well as reduced access to key content as some competitors withhold content to enhance their OTT service offering

•The proliferation of content piracy could negatively impact our ability to monetize products and services beyond our current expectations, while creating bandwidth pressure without corresponding revenue growth in the context of regulated wholesale high-speed Internet access rates

•Our ability to grow digital and other alternative advertising revenue, in the context of a changing and fragmented advertising market, is being challenged by global-scale players

•Traditional radio faces accelerated substitution from new music players and alternative streaming services such as those offered by global audio streaming players and those made available by new technologies, including smart car services

For a further discussion of the risks relating to our competitive environment on a segmented basis, refer to section B. II, Principal segmented business risks.

2.Regulatory environment and compliance

2.1 Our regulatory environment influences our strategies, and adverse governmental or regulatory decisions could have negative financial, operational, reputational or competitive consequences for our business

Although most of our retail services are not price-regulated, government agencies and departments such as the Canadian Radio-television and Telecommunications Commission (CRTC), Innovation, Science and Economic Development Canada (ISED), Canadian Heritage and the Competition Bureau continue to play a significant role in regulatory matters such as establishing and modifying regulations for mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast and spectrum licensing, foreign ownership requirements, privacy and cybersecurity obligations, and control of copyright piracy. As with all regulated organizations, strategies are contingent upon regulatory decisions. Adverse decisions by governments or regulatory agencies, increased regulation or lack of effective anti-piracy remedies could have negative financial, operational, reputational or competitive consequences for our business.

For a discussion of our regulatory environment and the principal risks related thereto, refer to Section B. III, Risks relating to our regulatory environment as well as the applicable segmented risk discussions in Section B. II, Principal segmented business risks.

2.2 Failure to proactively address our legal and regulatory obligations, and our involvement in various claims and legal proceedings, could have an adverse effect on our business, financial performance and reputation

Changes in laws or regulations, or in how they are interpreted, and the adoption of new laws or regulations, as well as pending or future litigation, could have an adverse effect on our business, financial performance and reputation. The increase in laws and regulations around customer interactions and the technological evolution of our business further create an environment of complex compliance requirements that must be adequately managed. The failure to monitor and comply with legal or regulatory obligations applicable to us could expose us to litigation, significant fines and penalties, and operational restrictions, as well as result in reputational harm. Heightened focus on consumer protection through provincial legislation and regulatory consumer codes, as well as increased legal and regulatory pressure in the areas of privacy, accessibility, data governance and other ESG topics, require that we build and operationalize enhanced compliance frameworks and could further increase the company’s exposure to investigations, litigation, sanctions, fines and reputational harm.

We become involved in various claims and legal proceedings as part of our business. For a description of important legal proceedings involving us, please see the section entitled Legal proceedings contained in the BCE 2023 Annual Information Form, as updated in BCE’s Third Quarter (Q3) 2024 MD&A.

3.Technology/infrastructure transformation

The evolution and transformation of our networks, systems and operations using next-generation technologies, while lowering our cost structure, are essential to effective competition and customer experience

Globalization, increased competition and ongoing technological advances are driving customer expectations for faster market responses, improved customer service, enhanced user experiences and cost-effective delivery. Meeting these expectations requires the deployment of new service and product technologies along with customer service tools that are network-neutral and based on a more collaborative and integrated development environment. The availability of improved networks and software technologies further provides the foundation for better and faster connections, which have in turn led to a significant growth in IoT applications. Change can be difficult and may present unforeseen obstacles that might impact successful execution, and this transition is made more challenging by the complexity of our multi-product environment, combined with the complexity of our network and information technology (IT) infrastructure.

We are pursuing a transformation from a traditional telecommunications company to a technology services and digital media company (collectively referred to as techco), which entails fundamentally improving the experience and value we deliver to customers enabled by modernized infrastructure, simplified and automated business processes, and a right sized cost model.

Failure to successfully pursue this transformation and accurately assess the potential of new technologies, make critical updates to existing network capabilities, achieve cloud integration and fortify cybersecurity, or to invest and evolve in the appropriate direction in an environment of changing business models, could limit our ability to deliver value to our customers through easy and simple buy and support interactions and through enabling them to get what they want much faster through any channel, as well as limit our customers’ ability to receive products, services and content to any device or location regardless of network access type. As a result, this could have an adverse impact on our business and financial results.

Our network and IT evolution activities seek to use new as well as evolving and developing technologies, including network functions virtualization, software-defined networks, cloud technologies, multi-edge computing, open source software, “big data”, IoT, AI and machine learning. They further seek to transform our networks and systems through consolidation, virtualization and automation to achieve our objectives of becoming more agile in our service delivery and operations, as well as providing omni-channel capabilities for our customers and driving lower costs. Our evolution activities also focus on building next-generation converged wireline and wireless networks leveraging smart-core technologies, to enable competitive quality and customer experience at a competitive cost structure amid rapidly growing capacity requirements. Alignment across technology platforms, product and service development and operations is increasingly critical to ensure appropriate trade-offs and optimization of capital allocation. Failure to adopt best in class technology practices in transforming our operations in order to enable a truly customer-centric service experience may hinder our ability to build customers’ trust in our innovation and technological capabilities and our ability to compete on footprint, service experience and cost structure. Planning and executing multiple complex projects within the desired delivery timelines can also be challenging. Any one or more of the above could have an adverse impact on our business, financial results and reputation.

Customer retention and new customer acquisitions may be hindered during our transformation activities if such transformation causes poor service performance, which in turn may adversely affect our ability to achieve operational and financial objectives. Failure to quickly maximize adaptable infrastructures, processes and technologies to efficiently respond to evolving customer patterns and behaviours and to leverage IP and automation across many facets of our network, product and service portfolio could inhibit a fully customer-centric approach. This could reduce our ability to provide comprehensive self-serve convenience, real-time provisioning, cost savings and flexibility in delivery and consumption, leading to negative business and financial outcomes.

We further seek to expand our network footprint to enhance our value proposition and meet customer needs while deploying technologies to support growth. However, adverse government, regulatory or court decisions may impact the specific nature, magnitude, location and timing of investment decisions. In particular, the requirement to provide aggregated access to our fibre-to-the-premises (FTTP) on a wholesale basis, lowering of rates by the CRTC of mandated wholesale services over FTTP and/or fibre-to-the-node (FTTN), the imposition of unfavourable terms or the adoption of unfavourable rates in arbitration processes associated with the facilities-based MVNO access service the CRTC has implemented, the potential for additional mandated access to our networks, or the imposition of broader wholesale obligations on wireless networks would undermine the incentives for facilities-based digital infrastructure providers to invest in next-generation wireline and wireless networks. Failure to continue investment in next-generation capabilities in a disciplined, timely and strategic manner could limit our ability to compete effectively and to achieve desired business and financial results.

Other examples of risks that could affect the achievement of our desired technology/infrastructure transformation include the following:

•Failure to have our people, processes and culture evolve to a cross-functional approach to minimize business unit siloes and promote a holistic “One Bell” mindset may impact our transformation initiatives
•The current global economic environment as well as geopolitical events may bring about further incremental costs, delays or unavailability of equipment, materials and resources, which may impact our ability to continue building next-generation converged networks and drive other transformation initiatives
•Challenges in hiring, retaining, insourcing, and developing technical and skilled resources could adversely impact transformation activities. Potential deterioration in employee morale and de-prioritization of transformation initiatives due to staff reductions, cost reductions or reorganizations could adversely affect our transformation and financial results.
•Suboptimal capital deployment in network build, infrastructure and process upgrades, and customer service improvements, could hinder our ability to compete effectively
•Cloud-based strategy with multiple service providers requires a different architecture framework and execution for each service provider which could slow the pace of our transformation
•Execution risk and lower or slower than expected savings achieved through targeted savings initiatives (e.g., vendor management, real estate optimization) could impact our ability to invest in the transformation

•We, and other telecommunications carriers upon which we rely to provide services, must be able to purchase high-quality, reputable network equipment and services from third-party suppliers on a timely basis and at a reasonable cost
•Network construction and deployment on municipal or private property requires the issuance of municipal or property owner consents, respectively, for the installation of network equipment, which could increase the cost of, and cause delays in, fibre and wireless rollouts
•The successful deployment of 5G mobile services could be impacted by various factors affecting coverage and costs
•Higher demand for faster Internet speed and capacity, coupled with governmental policies and initiatives, creates tensions around FTTP deployment in terms of geographic preference and pace of rollout
•The increasing dependence on applications for content delivery, sales, customer engagement and service experience drives the need for new and scarce capabilities (sourced internally or externally), that may not be available, as well as the need for associated operating processes integrated into ongoing operations
•New products, services or applications could reduce demand for our existing, more profitable service offerings or cause prices for those services to decline, and could result in a shorter life cycle for existing or developing technologies, which could increase depreciation and amortization expense
•The decommissioning of legacy equipment could be challenged by customer and regulatory requirements to continue using older technologies as well as inherent risks involved with transitioning to new systems
•As content providers’ business models change, content consumption habits evolve and viewing options increase, our ability to aggregate and distribute relevant content and our ability to develop alternative delivery vehicles to compete in new markets and increase customer engagement and revenue streams may be hindered by the significant software development and network investment required
•Successfully managing the development and deployment of relevant product solutions on a timely basis to match the speed of adoption of IoT in the areas of retail, business and government could be challenging
•Customers continue to expect improvements in customer service, new functions and features, and reductions in the price charged to provide those services. Our ability to provide such improvements increasingly relies upon using a number of rapidly evolving technologies, including AI and machine learning. However, the use of such technologies is being increasingly scrutinized by legislators and regulators. If we cannot build market-leading competencies in the use of these emerging technologies in a way that respects societal values, we may not be able to continue to meet changing customer expectations and to continue to grow our business.

II.PRINCIPAL SEGMENTED BUSINESS RISKS

1.Bell CTS

This section discusses certain principal business risks which specifically affect our Bell CTS segment, in addition to the other risks described elsewhere in this Safe Harbour Notice.

Aggressive competition	Regulatory environment	Market environment, technological advancement and changing customer behaviour
Risk	Risk	Risk
The intensity of competitive activity from national wireless operators, smaller or regional facilities-based wireless service providers, non-traditional players and resellers

The intensity of competitive activity coupled with the proliferation of instalment and/or buy and pay later plans, and new wireline product launches for residential customers (e.g., IoT, smart home systems and devices, innovative TV platforms, etc.) and business customers (e.g., OTT VoIP, collaboration and SD WAN solutions) from national operators, non-traditional players and wholesalers, including the expanded offering of retail services based on wholesale access by large facilities-based competitors
Increased regulation of wireless services, pricing and infrastructure, such as additional mandated access to wireless networks, establishing rates for mandated wireless services that are materially different from the rates we propose, and limitations placed on future spectrum bidding

In an interim decision (Interim Decision), the CRTC has mandated the establishment of an aggregated wholesale high-speed access service available on FTTP facilities in Ontario and Quebec at rates that are materially lower from the rates we proposed, and which do not sufficiently account for the investment required in these facilities. Subsequently, in a final decision (Final Decision), the CRTC concluded its wholesale high-speed access review and mandated the establishment of an aggregated wholesale high-speed access service available on FTTP facilities to be provided by large incumbent local exchange carriers (ILECs) in all provinces as of February 13, 2025. The CRTC also prohibited incumbents from accessing wholesale high-speed access service over any technology, on a go forward basis, within their traditional incumbent wireline territories. This new service materially improves the business position of our competitors. Bell Canada had filed an appeal of the Interim Decision to the Governor-in-Council and the latter released an order referring the Interim Decision back to the CRTC to reconsider, no later than 90 days after November 6, 2024, whether the three largest Internet service providers in Canada and their affiliates should be prohibited from using aggregated FTTP services in Ontario and Quebec further to tariffs approved by the CRTC. In a February 3, 2025 decision, the CRTC determined that it would not vary the Interim Decision. Several parties have filed Part 1 applications asking the CRTC to review and vary several aspects of the Final Decision. The CRTC has consolidated these applications, and the record of the consolidated proceeding is scheduled to close on February 13, 2025. In a motion dated September 12, 2024, SaskTel has also sought leave to appeal the Final Decision to the Federal Court of Appeal. At this point, Bell Canada is still assessing the impact of the Final Decision since final rates have yet to be determined. If final rates are established that are different from the interim rates, there is a risk they will be applied retroactively

The courts could overturn the new wholesale rates the CRTC set for aggregated high-speed access service in 2021, which were much higher than the rates it had proposed in 2019
Slower subscriber growth due to high Canadian Internet and smartphone penetration, combined with potential pressures from the economic environment and reduced discretionary spending, and reductions in immigration levels

With technological advancement, the traditional TV viewing model (i.e., a subscription for bundled channels) is challenged by an increasing number of legal and illegal viewing options available in the market offered by traditional, non-traditional and global players, as well as increasing cord-cutting and cord-shaving trends

The proliferation of network technologies impacts business customers’ decision to migrate to OTT, VoIP and/or leverage SD WAN architecture

Changing customer habits further contribute to the erosion of network access services (NAS) lines

Potential impact	Potential impact	Potential impact
Pressure on our revenue, adjusted EBITDA, ARPU, cash flows and churn would likely result if wireless competitors continue to aggressively pursue new types of price plans, increase discounts, offer shared plans based on sophisticated pricing requirements (e.g., instalments) or offer other incentives, such as cash-back for upgrade with old smartphone and multi-product bundles, in order to attract new customers

An increase in the intensity level of competitive activity for wireline services could result in lost revenue, higher churn and increased acquisition and retention expenses, all of which would put pressure on Bell CTS’s adjusted EBITDA

Increased regulation could influence network investment and the market structure, limit our flexibility, improve the business position of our competitors, limit network-based differentiation of our services, and negatively impact the financial performance of our Bell CTS segment

In respect of the new aggregated wholesale high-speed access service mandated on FTTP facilities, (i) the mandating of final rates that are materially different from the rates we proposed, (ii) while we are able to make use of wholesale FTTP in the traditional territory of Telus Communications Inc. (Telus), and vice versa, our traditional territory has a larger customer base than Telus’, giving the latter access to a larger base of potential new customers than we will gain access to; (iii) we and our brands that resell wholesale high-speed access services over competitors’ cable are no longer allowed to sell those services to new customers within our traditional wireline incumbent serving territory, and (iv) in the case of our existing wholesale high-speed access service, the implementation of the rates for aggregated or disaggregated wholesale high-speed access services, could change our investment strategy, especially in relation to investment in next-generation wireline networks in smaller communities and rural areas, improve the business position of our competitors, further accelerate penetration and disintermediation by OTT players, and negatively impact the financial performance of our business

A maturing wireline and wireless market with reductions in immigration levels could challenge subscriber growth and the cost of subscriber acquisition and retention, putting pressure on the financial performance of our business

Our market penetration and number of TV subscribers could decline as a result of innovative offerings by BDUs and an increasing number of domestic and non-domestic unregulated OTT providers, as well as a significant volume of content piracy

The proliferation of IP-based products, including OTT content and OTT software offerings directly to consumers, may accelerate the disconnection of TV services or the reduction of TV spending, as well as the reduction in business IT investments by customers

The ongoing loss of NAS lines challenges our traditional voice revenues and compels us to develop other service offerings

2.Bell Media

This section discusses certain principal business risks which specifically affect our Bell Media segment, in addition to the other risks described elsewhere in this Safe Harbour Notice.

Advertising and subscription revenue uncertainty	Aggressive competition	Rising content costs and ability to secure key content
Risk	Risk	Risk
Advertising is heavily dependent on economic conditions and viewership, and traditional media is under increasing pressure for advertising spend against dominant non-traditional/global digital services

The advertising market could be further impacted by cancelled or delayed advertising campaigns from many sectors due to the economic environment

Bell Media has contracts with a variety of BDUs, under which monthly subscription fees for specialty and pay TV services are earned, that expire on a specific date	The intensity of competitive activity from new technologies and alternative distribution platforms such as unregulated OTT content offerings, video-on-demand (VOD), personal video platforms, DTC distribution and pirated content, in addition to traditional TV services, in combination with the development of more aggressive product and sales strategies by non-traditional global players with a much larger scale	Rising content costs, as an increasing number of domestic and global competitors seek to acquire the same content or to restrict content within their own ecosystems, and the ability to acquire or develop key differentiated content to drive revenues and subscriber growth

Potential impact	Potential impact	Potential impact
Economic uncertainty could continue to impact advertisers’ spending. Our failure to increase or maintain viewership or capture our share of the changing and fragmented advertising market, including digital revenues, could result in the loss of advertising revenue.

If we are not successful in obtaining favourable agreements with BDUs, it could result in the loss of subscription revenue	Increased competitive activity in combination with the development of more aggressive product and sales strategies could have an adverse impact on the level of subscriptions and/or viewership for Bell Media’s TV services and on Bell Media’s revenue streams	Rising programming costs could require us to incur unplanned expenses, which could result in negative pressure on adjusted EBITDA

Our inability to acquire or develop popular programming content could adversely affect Bell Media’s viewership and subscription levels and, consequently, advertising and subscription revenues

III.RISKS RELATING TO OUR REGULATORY ENVIRONMENT

1.Introduction

This section describes certain legislation that governs our business and provides highlights of recent regulatory initiatives and proceedings, government consultations and government positions that affect us, influence our business and may continue to affect our ability to compete in the marketplace. Bell Canada and several of its direct and indirect subsidiaries, including Bell Mobility Inc. (Bell Mobility), Bell ExpressVu Limited Partnership (ExpressVu), Bell Media, NorthernTel, Limited Partnership (NorthernTel), Télébec, Limited Partnership (Télébec), Group Maskatel Québec LP (Maskatel) and Northwestel, are governed by the Telecommunications Act, the Broadcasting Act, the Radiocommunication Act and/or the Bell Canada Act. Our business is affected by regulations, policies and decisions made by various regulatory agencies, including the CRTC, a quasi-judicial agency of the Government of Canada responsible for regulating Canada’s telecommunications and broadcasting industries, and other federal government departments, in particular ISED and the Competition Bureau.

In particular, the CRTC regulates the prices we can charge for retail telecommunications services when it determines there is not enough competition to protect the interests of consumers. The CRTC has determined that competition is sufficient to grant forbearance from retail price regulation under the Telecommunications Act for the vast majority of our retail wireline and wireless telecommunications services. The CRTC can also mandate the provision of access by competitors to our wireline and wireless networks and the rates we can charge them. Notably, it currently mandates wholesale high-speed access for wireline broadband as well as domestic wireless roaming services and a wholesale facilities-based MVNO access service. Lower mandated wholesale rates or the imposition of unfavourable terms for mandated services would undermine our incentives to invest in network improvements and extensions, limit our flexibility, influence the market structure, improve the business position of our competitors, limit network-based differentiation of our services and negatively impact the financial performance of our businesses. Our Video distribution and our Video and Audio broadcasting businesses are subject to the Broadcasting Act and are, for the most part, not subject to retail price regulation.

Although most of our retail services are not price-regulated, government agencies and departments such as the CRTC, ISED, Canadian Heritage and the Competition Bureau continue to play a significant role in regulatory matters such as establishing and modifying regulations for mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast and spectrum licensing, foreign ownership requirements, privacy and cybersecurity obligations, and control of copyright piracy. Adverse decisions by governments or regulatory agencies, increasing regulation or a lack of effective anti-piracy remedies could have negative financial, operational, reputational or competitive consequences for our business.

2.Telecommunications Act

The Telecommunications Act governs telecommunications in Canada. It defines the broad objectives of Canada’s telecommunications policy and provides the Government of Canada with the power to give general direction to the CRTC on any of its policy objectives. It applies to several of the BCE group of companies and partnerships, including Bell Canada, Bell Mobility, NorthernTel, Télébec, Maskatel and Northwestel.

Under the Telecommunications Act, all facilities-based telecommunications service providers in Canada, known as telecommunications common carriers (TCCs), must seek regulatory approval for all telecommunications services, unless the services are exempt or forborne from regulation. Most retail services offered by the BCE group of companies are forborne from retail regulation. The CRTC may exempt an entire class of carriers from regulation under the Telecommunications Act if the exemption meets the objectives of Canada’s telecommunications policy. In addition, a few large TCCs, including those in the BCE group, must also meet certain Canadian ownership requirements. BCE monitors and periodically reports on the level of non-Canadian ownership of its common shares.

2.1Review of mobile wireless services

On April 15, 2021, the CRTC released a decision, requiring Bell Mobility, Rogers Communications Canada Inc. (Rogers), Telus and Saskatchewan Telecommunications (SaskTel) to provide MVNO access to their networks to regional wireless carriers to allow them to operate as MVNOs in ISED Tier 4 spectrum licence areas where they own spectrum. While the terms and conditions for MVNO access would be established in tariffs to be approved by the CRTC, the rate for MVNO access would not be subject to the CRTC tariff regime but instead be commercially negotiated between the parties with final offer arbitration (FOA) by the CRTC as a recourse if negotiations fail. The CRTC indicated that the mandated access service is intended to be a temporary measure and will, in the absence of certain implementation delays, be phased out seven years from the date tariffed terms and conditions are finalized. In the decision, the CRTC has also required Bell Mobility, Rogers and Telus to provide seamless handoffs as part of the CRTC’s existing mandated domestic roaming service and has confirmed that its mandatory roaming obligations apply to 5G. On July 14, 2021, Bell Mobility, Rogers, Telus and SaskTel filed proposed tariff terms and conditions for the mandated MVNO access service and Bell Mobility, Rogers and Telus filed proposed amendments to their mandated roaming tariffs to reflect the CRTC’s determinations. On April 6, 2022, the CRTC issued a decision on the mandated roaming tariffs in which it directed Bell Mobility, Rogers and Telus to make specified changes to their tariffs by April 21, 2022, for CRTC approval.

On October 19, 2022, the CRTC issued a decision in which it made certain determinations regarding the terms and conditions of the proposed MVNO tariffs previously filed by Bell Mobility, Rogers, Telus and SaskTel, and directed them to file revised tariffs reflecting these determinations within 30 days. In the decision, the CRTC directed Bell Mobility, Rogers, Telus and SaskTel to offer MVNO access service to regional carriers with a home radio access network (RAN) and core network actively offering mobile wireless services commercially to retail customers in Canada, and confirmed that similar terms and conditions related to seamless handoffs and 5G in the domestic roaming tariffs should apply to the mandated MVNO tariffs. The CRTC required Bell Mobility, Rogers, Telus and SaskTel to begin accepting requests for MVNO access from regional wireless carriers from the date of the decision. Bell Mobility is required to provide access to the mandated MVNO service in all provinces (excluding Saskatchewan) and in the three territories. It is unclear at this time what impact, if any, the measures set out in this decision could have on our business and financial results, and our ability to make investments at the same levels as we have in the past. In Q3 2023, we began providing MVNO access service on Bell Mobility’s network in certain regions and expect that use of the service on our network by our wholesale customers will continue to expand in the future.

On July 13, 2023, the CRTC accepted a request from Quebecor Media Inc. (Quebecor) to initiate FOA in respect of rates for MVNO access service from Bell Mobility. On October 10 2023, the CRTC issued a decision selecting the rate proposed by Bell Mobility. On December 15, 2023,

Quebecor filed a Part 1 application seeking the CRTC’s intervention in determining the start date for the MVNO access service from Bell Mobility, alleging Bell Mobility had improperly denied Quebecor access subsequent to the release of the CRTC’s FOA decision. On August 29, 2024, the CRTC denied Quebecor’s application and set September 12, 2024 as the start date for Bell Mobility’s MVNO access service, directing the parties to enter into an MVNO access agreement by such date. Consistent with the CRTC’s decision, the parties entered into an MVNO access agreement as of September 12, 2024 under which Quebecor is now receiving MVNO access from Bell Mobility.

On November 27, 2024, Quebecor filed another Part 1 application asking the CRTC to review and vary its previous decision. Quebecor requested that the CRTC order Bell Mobility to reimburse them for the difference between the roaming fees charged to Quebecor from October 11, 2023 to September 12, 2024, and the amount Quebecor would have been charged had the MVNO access rate been applied from October 11, 2023. On January 20, 2025, Bell Mobility submitted its response, asking the CRTC to deny Quebecor’s application because it did not meet the CRTC’s established test for a review of the decision.

The CRTC previously accepted a joint request for FOA from Rogers and Quebecor. On July 24, 2023, the CRTC issued a decision selecting the rate proposed by Quebecor. In the decision, the CRTC made a number of findings or determinations that indicate a continued trend toward downplaying the importance of incentives for investment in telecommunications networks in Canada. While the CRTC’s determination in Bell Mobility’s FOA with Quebecor appears to have moderated this approach by highlighting the importance of providing a return on investment to facilities-based carriers, adverse regulatory decisions such as the Rogers and Quebecor FOA decision are expected to impact the specific nature, magnitude, location and timing of our future wireless and wireline investment decisions. On August 23, 2023, Rogers sought leave to appeal the CRTC’s FOA decision with the Federal Court of Appeal. On August 16, 2024, the Federal Court of Appeal granted Rogers’ application.
2.2CRTC examination of retail rates for international roaming

On October 7, 2024, the CRTC issued a letter to each of Bell Mobility, Rogers and Telus indicating that following a review it had conducted of fees that Canadians pay when they travel internationally, it had certain concerns with respect to the choice available to Canadians when roaming and roaming rates. The CRTC indicated that it expected Bell Mobility, Rogers and Telus to report back to the CRTC by November 4, 2024 on the steps they are taking to respond to these concerns and that if it determines that sufficient action is not taken, it will launch a formal proceeding. Each of the three carriers filed their responses on November 4, 2024 setting out their plans to the CRTC. While the timing and outcome of any further CRTC process regarding our international roaming rates is currently unknown and it is unclear what impact, if any, such a process could have, any action by the CRTC to regulate the rates or attributes of the international roaming offerings of wireless carriers is likely to have a negative impact on our business and financial results.

2.3Review of wholesale FTTN high-speed access service rates

As part of its ongoing review of wholesale Internet rates, on October 6, 2016, the CRTC significantly reduced, on an interim basis, some of the wholesale rates that Bell Canada and other major providers charge for access by third-party Internet resellers to FTTN or cable networks, as applicable. On August 15, 2019, the CRTC further reduced the wholesale rates that Internet resellers pay to access network infrastructure built by facilities-based providers like Bell Canada, with retroactive effect to March 2016.

The August 2019 decision was stayed, first by the Federal Court of Appeal and then by the CRTC, with the result that it never came into effect. In response to review and vary applications filed by each of Bell Canada, five major cable carriers (Cogeco Communications Inc. (Cogeco), Bragg Communications Inc. (Eastlink), Rogers, Shaw and Vidéotron Ltd.) and Telus, the CRTC issued Decision 2021-181 on May 27, 2021, which mostly reinstated the rates prevailing prior to August 2019 with some reductions to the Bell Canada rates with retroactive effect to March 2016. As a result, in the second quarter of 2021, we recorded a reduction in revenue of $44 million in our consolidated income statements.

While there remains a requirement to refund monies to third-party Internet resellers, the establishment of final wholesale rates that are similar to those prevailing since 2019 reduces the impact of the CRTC’s long-running review of wholesale Internet rates. In a Federal Court of Appeal order dated September 15, 2021, the largest reseller, TekSavvy Solutions Inc. (TekSavvy), obtained leave to appeal the CRTC’s decision of May 27, 2021 before the Federal Court of Appeal. On July 22, 2024, the Federal Court of Appeal issued a decision rejecting TekSavvy’s appeal of Decision 2021-181 pursuant to which the CRTC had, in May 2021, mostly reinstated wholesale Internet rates prevailing prior to August 2019. On September 30, 2024, TekSavvy sought leave to appeal that decision to the Supreme Court of Canada.

The decision was also challenged in three petitions brought by TekSavvy, Canadian Network Operators Consortium Inc. and National Capital Freenet before Cabinet but, on May 26, 2022, Cabinet announced it would not alter the decision.

2.4Review of the wholesale high-speed access service framework

On March 8, 2023, the CRTC launched a consultation, TNC 2023-56, to review the wholesale high-speed access framework.

On November 6, 2023, in Telecom Decision CRTC 2023-358 (the Interim Decision), the CRTC determined that aggregated access to Bell Canada's FTTP facilities in Ontario and Quebec should be mandated on a temporary and expedited basis, and the CRTC set interim access rates.

The imposition of an interim aggregated access to FTTP facilities obligation has undermined Bell Canada's incentives to invest in next-generation wireline networks and is expected to adversely impact our financial results. Bell Canada announced its intention to reduce capital expenditures by over $1 billion over 2024 and 2025 combined, including a minimum of $500 million in 2024, as a result of federal government policies and the Interim Decision.

On February 2, 2024, Bell Canada filed an appeal of the Interim Decision to the Governor-in-Council, which was posted in the April 27, 2024 issue of the Canada Gazette. On November 6, 2024, the Governor-in-Council released an order referring the Interim Decision back to the CRTC to reconsider, no later than 90 days after November 6, 2024, whether Bell Canada, Rogers and Telus and their affiliates should be prohibited from using aggregated FTTP services in Ontario and Quebec further to tariffs approved by the CRTC. In an application for judicial review to the Federal Court dated December 4, 2024, Telus has sought an order quashing the order of the Governor-in-Council. In a February 3, 2025 decision, the CRTC determined that it would not vary the Interim Decision.

On August 13, 2024, in Telecom Regulatory Policy CRTC 2024-180 (the Final Decision), the CRTC mandated that the interim obligation to provide wholesale aggregated access to Bell Canada’s FTTP facilities in Ontario and Quebec, and to Telus’ FTTP facilities in Quebec, would be made final. Further, the Final Decision expanded the geographic scope of the Interim Decision such that Bell Canada is required to provide wholesale aggregated access to its FTTP facilities in Atlantic Canada and Manitoba by February 13, 2025. Telus and SaskTel are also required to provide aggregated access to their respective FTTP facilities in Alberta, British Columbia, and Saskatchewan by the same date. This obligation does not apply to any new FTTP networks that Bell Canada, Telus, or SaskTel make available at retail during the five-year period between August 13, 2024 and August 12, 2029. However, this five-year period is not a continuously rolling period. Instead, all new FTTP locations, regardless of when they are made available at retail, will be subject to a wholesale aggregated access obligation as of August 12, 2029. Under the Final Decision, cable companies are exempt from wholesale FTTP obligations and, as such, are not required to provide wholesale access to their FTTP networks. Also, under the Final Decision, Bell Canada, SaskTel, Telus, Cogeco, Eastlink, Rogers, Quebecor, and their respective affiliates are not eligible to buy mandated aggregated wholesale high-speed access, whether over copper, coaxial cable, or FTTP, within their traditional incumbent wireline footprints. As a result, Distributel and other Bell Canada brands were required to, and did, cease reselling wholesale high-speed access over coaxial cable to new customers after September 12, 2024.

At this point, Bell Canada is still assessing the impact of the Final Decision since final rates have yet to be determined. On October 25, 2024, in Telecom Order CRTC 2024-261, the CRTC updated interim rates for Ontario and Quebec and set interim rates for the other provinces. If final rates are established that are different from the interim rates, there is a risk they will be applied retroactively.

Several parties, including the Competitive Network Operators of Canada, Cogeco, Bragg Communications Inc. (Eastlink), Rogers and TekSavvy have filed Part 1 applications asking the CRTC to review and vary several aspects of the Final Decision. The CRTC has consolidated these Part 1 applications, and the record of the consolidated proceeding is scheduled to close on February 13, 2025.

In a motion dated September 12, 2024, SaskTel has sought leave to appeal the Final Decision to the Federal Court of Appeal.

2.5Review of the CRTC’s regulatory framework for Northwestel

On January 16, 2025 the CRTC issued a decision in its proceeding to review the regulatory framework for Northwestel and the state of telecommunications services in Canada’s North. The decision imposed a number of obligations on Northwestel, including obligations to provide automatic bill credits for lengthy Internet outages and to make certain changes to Northwestel’s existing wholesale transport service. Notably, the CRTC did not impose new wholesale access obligations on Northwestel and did not mandate rate reductions. As a measure to address affordability in the Far North, the CRTC implemented a retail Internet subsidy open to all residential Internet subscribers in the Far North, to be funded by the CRTC’s National Contribution Fund.

2.6CRTC review of access to poles

On February 15, 2023, the CRTC issued a decision which included a number of determinations to facilitate access by third parties to poles owned by Canadian carriers or poles to which Canadian carriers control access. Among other directions, the CRTC’s decision: establishes new timelines for each step in the pole access permitting process; reduces the obligations of access seekers to pay costs for any pole repairs, upgrades or replacements required to accommodate the addition of the access seeker’s equipment; provides access seekers with greater flexibility to carry out pole repairs and upgrades themselves; maintains the circumstances under which pole owners may obtain priority access to poles or reserve capacity for their future use on poles; and imposes new notification and reporting obligations on pole owners. On April 3, 2023, large ILECs, including Bell Canada, updated their applicable tariffs to incorporate the new determinations and these tariffs were approved by the CRTC on January 28, 2025.

On October 16, 2023, Bell Canada filed Tariff Notice 981 to revise the tariff pages for its National Services Tariff (NST) CRTC 7400 Item 901 – Support Structure Service to reflect an updated monthly pole rental rate per unit applicable in its Ontario and Quebec serving area, and is awaiting the CRTC’s decision on this application. Given the CRTC has yet to provide an interim approval to this application but approved the changes in terms on January 28, 2025, Bell Canada will be forced to absorb corrective work costs and process make ready on an accelerated basis at non-compensatory rates until this application is approved.

On February 5, 2024, the CRTC initiated a new consultation, as anticipated in its February 15, 2023 decision, to consider the deployment of wireless facilities, such as small cells, on ILEC-owned or -controlled support structures. The CRTC is examining issues including whether it has jurisdiction over small cell attachments on ILEC-owned poles, and if so, the applicability of existing ILECs’ support structure tariffs to wireless facilities and what regulatory changes, if any, are required in connection with the deployment of advanced wireless technologies in Canada. Interventions were filed in this proceeding on April 4, 2024 and final replies were filed on May 6, 2024. At this time, it is unclear what impact the CRTC’s decision in this proceeding could have on our business and financial results.

2.7Bill C-26, An act respecting cyber-security

On June 14, 2022, the Government of Canada introduced Bill C-26, An Act Respecting Cyber Security (ARCS). ARCS would enact the Critical Cyber Systems Protection Act, which would establish a regulatory framework requiring designated operators in the finance, telecommunications, energy and transportation sectors to protect their critical cyber systems. Also included in Bill C-26 are proposed changes to the Telecommunications Act that would establish new authorities that would enable the Government to take action to promote the security of the Canadian telecommunications system, which could include measures with respect to certain suppliers, such as Huawei and ZTE. If enacted, Bill C-26 would give the federal cabinet and the ISED Minister additional order-making powers and establish an enforcement regime under which the Minister responsible for ISED could impose administrative monetary penalties, among other actions. It is unclear at this time what impact the legislative changes could have on our business and financial results.

On January 6, 2025, Parliament was prorogued until March 24, 2025. As a result, legislation that has not received royal assent, including Bill C-26, is no longer before Parliament. However, the same or similar legislation could be reintroduced in a subsequent session of Parliament.

2.8CRTC proceedings resulting from recent amendments to the Telecommunications Act

On November 22, 2024, the CRTC launched three public consultations to consider enhanced measures under the Wireless and Internet Codes to give Canadians more flexibility to choose their mobile and internet plans: Telecom Notice of Consultation CRTC 2024-293, Call for Comments – Making it easier to choose a wireless phone or Internet service – Enhancing customer notification; Telecom Notice of Consultation CRTC 2024-294, Call for comments – Making it easier to choose a wireless phone or Internet service – Removing barriers to switching plans; and Telecom

Notice of Consultation CRTC 2024-295, Call for comments – Making it easier to choose a wireless phone or Internet service – Enhancing self-service mechanisms.

The consultations follow the passing of Bill C-69, An Act to implement certain provisions of the budget tabled in Parliament on April 16, 2024 (Bill C-69) which received royal assent on June 20, 2024. Bill C-69 includes amendments to the Telecommunications Act directing the CRTC to implement certain specific measures related to the arrangements between telecommunications providers and their customers, including prohibiting charging certain extra fees to switch carriers or modify service arrangements. The amendments require the CRTC to specify the type of fees to which the amendments will apply and the rules around how the amendments will be implemented.

On December 4, 2024, the CRTC issued another notice of consultation (TNC 2024-318, Making it easier for consumers to shop for Internet services) as a result of recent amendments to the Telecommunications Act through Bill C-288 which requires the CRTC to hold public hearings on how Internet service providers (ISPs) should make certain information on fixed broadband services available to the public.

There are separate deadlines for submissions on these consultations over the course of 2025, including an oral proceeding with respect to TNC 2024-318 currently scheduled to commence on June 10, 2025. The timing of any CRTC decision with respect to these proceedings is currently unknown and it is unclear what impact, if any, these proceedings could have on our business and financial results. Any action by the CRTC to regulate the fees charged by carriers, how customers switch between carriers or how ISPs must share information with customers is likely to have a negative impact on our business and financial results as a result of increased operational costs or other negative outcomes.

2.9Canada’s telecommunications foreign ownership rules

Under the Telecommunications Act, there are no foreign investment restrictions applicable to TCCs that have less than a 10% share of the total Canadian telecommunications market as measured by annual revenues. However, foreign investment in telecommunications companies can still be refused by the government under the Investment Canada Act. The absence of foreign ownership restrictions on such small or new entrant TCCs could result in more foreign companies entering the Canadian market, including by acquiring spectrum licences or Canadian TCCs.

3.Broadcasting Act

The Broadcasting Act outlines the broad objectives of Canada’s broadcasting policy and assigns the regulation and supervision of the broadcasting system to the CRTC. Key policy objectives of the Broadcasting Act are to protect and strengthen the cultural, political, social and economic fabric of Canada and to encourage the development of Canadian expression.

Most broadcasting activities require a programming or distribution licence from the CRTC. The CRTC may exempt broadcasting undertakings from complying with certain licensing and regulatory requirements if it is satisfied that non-compliance will not materially affect the implementation of Canadian broadcasting policy. A corporation must also meet certain Canadian ownership and control requirements to obtain a programming or distribution licence, and corporations must have the CRTC’s approval before they can transfer effective control of a broadcasting licensee.

Our TV distribution operations and our TV and radio broadcasting operations are subject to the requirements of the Broadcasting Act, the policies and decisions of the CRTC and their respective broadcasting licences. Any changes in the Broadcasting Act, amendments to regulations or the adoption of new ones, or amendments to licences, could negatively affect our competitive position or the cost of providing services.

3.1Bill C-11, An Act to amend the Broadcasting Act

On April 27, 2023, Bill C-11, An Act to amend the Broadcasting Act and to make related and consequential amendments to other Acts, received royal assent. Key among the amendments in Bill C-11 is the immediate elimination of CRTC Part II Licence Fees whereby the broadcasting industry paid an annual tax of approximately $125 million per year. In addition, foreign online broadcasting undertakings doing business in Canada will be required to contribute to the Canadian broadcasting system in a manner that the CRTC deems appropriate. The specifics of such contributions will be determined through the CRTC’s public consultation processes and enforced by way of conditions imposed by the CRTC. The timing and the outcome of the CRTC’s consultation processes, the first stage of which was launched on May 12, 2023 (as discussed under Broadcasting Notice of Consultation CRTC 2023-138 below) is not fully known. Therefore, the impact that these regulatory changes could have on our business and financial results is unclear at this time.

3.2Broadcasting Notice of Consultation CRTC 2023-138

On May 12, 2023, the CRTC issued Broadcasting Notice of Consultation CRTC 2023-138, The Path Forward – Working towards a modernized regulatory framework regarding the contributions to support Canadian and Indigenous content. This Notice represents the first step to develop an updated regulatory framework for broadcasting undertakings, including online undertakings. A key part of this new framework is to establish the conditions under which online services would be required to make financial contributions, including initial base contributions, to support the creation and discoverability of Canadian and Indigenous content. It will also determine who the recipients of the initial base contributions will be. The CRTC held a three-week hearing beginning on November 20, 2023 to focus on these issues. On June 4, 2024, the CRTC released its decision, requiring foreign streamers to contribute 5% of their Canadian broadcasting revenue as of September 2024 to certain funds set out by the CRTC. However, Canadian streamers affiliated with a licensed broadcaster (for example, Bell Media’s linear Crave service available through cable companies) have been exempted from this requirement until the CRTC reviews the existing regulatory obligations of traditional media properties. Foreign streamers, specifically Amazon.com.ca ULC, Apple Canada Inc., the Motion Picture Association-Canada (which represents Netflix Studios, LLC, Paramount Pictures Corporation, Sony Pictures Entertainment Inc., Universal City Studios LLC, Walt Disney Studios Motion Pictures, and Warner Bros. Entertainment Inc.) and Spotify AB, have each sought leave to appeal and/or judicial review of the CRTC’s decision. Each company has challenged various different aspects of the decision, including, in some cases, the reasonableness of the CRTC exempting Canadian streamers affiliated with licensed broadcasters but not exempting foreign streamers. The CRTC continues to launch additional consultations, including on how to support the creation of Canadian and Indigenous content (both audio-visual and audio), as well as diversity, inclusion and discoverability issues (see for example Broadcasting Notice of Consultation CRTC 2024-288 below). In addition, the CRTC has initiated a consultation on ensuring a sustainable broadcasting system (see Broadcasting Notice of Consultation CRTC 2025-2 below). As a last step, the CRTC intends to finalize each undertaking’s or ownership group’s contribution requirements, presumably as part of our group licence renewal. The timing and outcome of all of these proceedings is unknown. Therefore, the impact that these regulatory changes could have on our business and financial results is unclear at this time.

3.3Broadcasting Notice of Consultation CRTC 2024-288

On November 15, 2024, the CRTC issued Broadcasting Notice of Consultation CRTC 2024‑288, The Path Forward – Defining “Canadian Program” and supporting the creation and distribution of Canadian programming in the audio-visual sector. This consultation will modernize the definition of Canadian content and will also explore the types of expenditures that traditional broadcasting undertakings and online undertakings should make towards this content. The outcome of this proceeding is unknown. Therefore, the impact that these regulatory changes could have on our business and financial results is unclear at this time.

3.4Broadcasting Notice of Consultation CRTC 2025-2

On January 9, 2025, the CRTC issued Broadcasting Notice of Consultation CRTC 2025-2, The Path Forward – Working towards a sustainable Canadian broadcasting system. This consultation will examine the market dynamics between programming undertakings, broadcasting distribution undertakings and online undertakings with a view to ensuring that the industry is able to meet the policy objectives set out in the Broadcasting Act. This proceeding will also look at all the regulatory tools that both programming undertakings (like Bell Media) and broadcasting distribution undertakings (like Bell TV) use in negotiations with other licensees for the carriage and distribution of programming services. The outcome of this proceeding is unknown. Therefore the impact that any regulatory changes could have on our business and financial results is unclear at this time.

4.Radiocommunication Act

ISED regulates the use of radio spectrum under the Radiocommunication Act and Radiocommunication Regulations to ensure that radiocommunication in Canada is developed and operated efficiently. All companies wishing to operate radio apparatus in Canada must hold a radio licence or spectrum licence to do so. The Radiocommunication Regulations specify those persons (including corporations such as Bell Canada and Bell Mobility) who are eligible to be issued radio licences or spectrum licences.

4.1Consultation on 26, 28 and 38 GHz (Millemetre Wave) spectrum licensing framework

On June 6, 2022, ISED initiated a consultation seeking input regarding a policy and licensing framework to govern the auction and use of spectrum licences in the 26, 28 and 38 Gigahertz (GHz) (Millimeter Wave) spectrum bands. The consultation paper seeks comments on the use of a spectrum set-aside for certain auction bidders, or a spectrum cap across the 26, 28 and 38 GHz spectrum bands. ISED proposes that the auctioned licences will have a 10-year term and that there will be limits on the extent of transferability of licences for the first five years of the licence term. In addition, ISED proposes that licensees will be required to deploy a certain number of sites in each licence area at five and nine and a half years following licence issuance. ISED has not yet indicated a specific date when the auction will take place. The consultation paper also seeks comments on the transition process for existing 38 GHz licensees from fixed to flexible use (i.e., mobile or fixed use), as well as the limitations on the use of 38 GHz spectrum by satellite earth stations. It is unclear what impact the results of this consultation and future related processes could have on our business and financial results.

5.Bell Canada Act

Among other things, the Bell Canada Act limits how Bell Canada voting shares and Bell Canada facilities may be sold or transferred. Specifically, under the Bell Canada Act, the CRTC must approve any sale or other disposal of Bell Canada voting shares that are held by BCE, unless the sale or disposal would result in BCE retaining at least 80% of all of the issued and outstanding voting shares of Bell Canada. Except in the ordinary course of business, the sale or other disposal of facilities integral to Bell Canada’s telecommunications activities must also receive CRTC approval.

6.Other

6.1Bill C-18, the Online News Act

On June 22, 2023, Bill C-18, An Act respecting online communications platforms that make news content available to persons in Canada (the Online News Act), received royal assent. The Online News Act requires digital news intermediaries, such as Google and Meta (until the latter elected to block all news links and thus is no longer subject to the Online News Act), that share news content produced by other news outlets to negotiate commercial arrangements with those news outlets, compensating them for the news content shared on digital platforms. The legislation entitles Bell Media’s general news services, such as CTV and Noovo, to compensation. Further details regarding the compensation framework have been set out in regulations that were released on December 15, 2023 (the Regulations). These Regulations clarify that the Online News Act applies to search engines and social media sites that provide access to news content in Canada, provided these platforms earn at least $1 billion in annual global revenue and reach at least 20 million Canadians on a monthly basis. However, the Regulations also allow Google to apply to be exempt from parts of the Online News Act if it commits to pay $100 million annually (growing each year by inflation) to a collective (the Collective) which will then distribute it to eligible news outlets. On June 7, 2024, Google submitted an application for exemption to the CRTC and on October 28, 2024, the CRTC approved a five-year exemption for Google, which required Google to provide payment to the Collective by December 27, 2024. Of the $100 million to be paid by Google, under the Regulations news outlets that are also private broadcasters, such as CTV and Noovo, cannot receive more than 30% of the overall compensation available (with other news outlets, such as those associated with newspapers and public broadcasters, receiving the rest). While the amount that we will receive has not yet been finalized, we are expecting to receive compensation for the 2024 calendar year in the first quarter of 2025. Finally, on December 12, 2024, the CRTC established the mandatory bargaining process which would apply between news outlets and digital news intermediaries that are captured by the Online News Act. This framework was necessary for the CRTC to put into place in order to administer the Online News Act. However, while Google retains its exemption, the mandatory bargaining process is not expected to be utilized.

IV.OTHER PRINCIPAL BUSINESS RISKS

The following sections describe the other principal business risks that could also have a material adverse effect on our business, financial condition, liquidity, financial results or reputation in addition to those previously discussed in this document under Section B. I, Principal consolidated business risks, Section B. II, Principal segmented business risks and Section B. III, Risks relating to our regulatory environment.

1.Customer experience
2.Security management and data governance
3.Operational performance
4.People
5.Financial management
6.Brand reputation and ESG practices
7.Third-party vendor management

1.Customer experience

Driving a positive customer experience in all aspects of our engagement with customers is important to avoid brand degradation and other adverse impacts on our business and financial performance

As the bar continues to be raised by customers’ evolving expectations of service and value, failure to get ahead of such expectations and build a more robust and consistent service experience at a fair value proposition could hinder product and service differentiation and customer loyalty. The foundation of effective customer service is the ability to deliver high-quality, consistent and simple solutions to customers in an expeditious manner and on mutually agreeable terms. Although we seek to reduce complexity in our operations through our transformation initiatives, we operate with multiple technology platforms, ordering and billing systems, sales channels, marketing databases and a myriad of rate plans, promotions, brands and product offerings, in the context of a large customer base and a workforce that continuously requires to be trained, monitored and replaced, which may limit our ability to respond quickly to market changes and reduce costs, and may lead to customer confusion or billing, service or other errors, which could adversely affect customer satisfaction, acquisition and retention. Media attention to customer complaints could also erode our brand and reputation and adversely affect customer acquisition and retention. In addition, the current global economic environment may bring about further workforce reduction initiatives or limit investments, which could negatively impact the rapidity of our response to customer demands and the overall customer experience.

With the proliferation of connectivity services, apps and devices, customers are accustomed to doing things when, how and where they want through websites, self-serve options, web chat, call centres and social media forums. These customer demands have intensified over the years with the resulting shift to online transactions. We seek to provide the necessary platforms for customers to research, interact, purchase and receive service and to continuously improve our call centres experience and self-serve tools to improve customer service and drive household penetration. Customers’ journey is increasingly completed on mobile devices, requiring alignment of websites, customer support platforms and marketing. Understanding the customer relationship as a whole in a multi-product environment and delivering a simple, seamless experience at a fair price is increasingly central to an evolving competitive dynamic. While we have introduced new services and tools, including self-managed solutions, designed to accelerate our customer experience evolution, we are unable to predict whether such services and tools will be sufficient to meet customer expectations. Failure to develop true omni-channelled, streamlined and simplified capabilities and improve our customer experience by digitizing and developing a consistent, fast and on-demand end-to-end experience before, during and after sales using new technologies such as AI and machine learning, in parallel with our network evolution, could also adversely affect our business, financial results, reputation and brand value. Such development activities could further be challenged by scarcity of skilled resources in a competitive labour market. In addition, while AI, including the use of customer-facing chatbots, could provide for better, cost effective and convenient customer experiences, we must carefully assess the challenges associated with the use of such technology by us as well as by our competitors, such as the intentional or unintentional misuse of AI tools by our employees or third parties, the provision by our AI systems of inaccurate information about our products or services to our customers, or the existence of an explicit or implicit bias in our AI models. Failure to do so could harm our brand and reputation, cause disruption to our business operations and expose us to customer complaints and litigation.

Customers’ perception of our products, services, brand and corporate image is also important. Embracing topics that matter to the stakeholder value proposition, such as ESG practices and the reporting of same, adds an important layer to the customer perception of our company and thus to the overall customer experience. Failure to positively influence customer perceptions through effective communication, including through our use of social media and other communication media or otherwise, could adversely affect our business, financial results, reputation and brand value.

2.Security management and data governance

2.1Our operations, service performance, reputation and business continuity depend on how well we protect our physical and non-physical assets, including from information security threats

Our operations, service performance, reputation and business continuity depend on how well we protect our physical and non-physical assets, including networks, IT systems, offices, corporate stores and sensitive information, from events such as information security attacks, unauthorized access or entry, fire, natural disasters, power loss, building cooling loss, acts of war or terrorism, sabotage, vandalism, actions of neighbours and other events. The protection and effective organization of our systems, applications and information repositories are central to the secure and continuous operation of our networks and business, as electronic and physical records of proprietary business and personal data, such as confidential customer and employee information, are all sensitive from a market and privacy perspective.

Information security breaches can result from deliberate or unintended actions by a growing number of sophisticated actors, including hackers, organized criminals, state-sponsored organizations and other parties. Information security attacks have grown in complexity, magnitude and frequency in recent years and the potential for damage is increasing. Information security attacks may be perpetrated using a complex array of ever evolving and changing means including, without limitation, the use of stolen credentials, social engineering, computer viruses and malicious software, phishing and other attacks on network and information systems. Information security attacks aim to achieve various malicious objectives including unauthorized access to, ransom/encryption of, and theft of, confidential, proprietary, sensitive or personal information, as well as extortion and business disruptions.

We are also exposed to information security threats as a result of actions that may be taken by our customers, suppliers, outsourcers, business partners, employees or independent third parties, whether malicious or not, including as a result of the use of social media, cloud-based solutions and IT consumerization. Our use of third-party suppliers and outsourcers and reliance on business partners, which may similarly be subject to information security threats, also expose us to risks as we have less immediate oversight over their IT domains. Furthermore, the introduction of smartphones, 5G, cloud computing and the proliferation of data services, including mobile TV, mobile commerce, mobile banking and IoT applications, as well as increased digitization and the use or misuse of emerging technologies such as AI, robotics and smart contracts leveraging blockchain for digital certification, have significantly increased the threat surface of our networks and systems, resulting in higher complexity that needs to be carefully monitored and managed to minimize security threats. Failure to implement an information security program that efficiently considers relationships and interactions with business partners, suppliers, customers, employees and other third parties across all methods of communication, including social media and cloud-based solutions, could adversely affect our ability to successfully defend against information security attacks.

Changes in behaviour over the past years as well as recent geopolitical events have further increased our exposure to information security threats. Remote work arrangements of our employees and those of our suppliers have increased remote connectivity to our systems and the potential use of unauthorized communications technologies. In addition, we have seen an increase in global criminal activity, which further pressures our security environment.

If information security threats were to become successful attacks resulting in information security breaches, they could harm our brand, reputation and competitiveness, decrease customer and investor confidence and adversely affect our business, financial results, stock price and long-term shareholder value, given that they could lead to:

•Network operating failures and business disruptions, which could negatively impact our ability to sell products and services to our customers and adversely affect their ability to maintain normal business operations and deliver critical services, and/or the ability of third-party suppliers to deliver critical services to us

•Unauthorized access to, and use of, proprietary or sensitive information, which could result in lost revenue, diminished competitive advantages, challenges in retaining or attracting customers after an incident and loss of future business opportunities

•Theft, loss, leak, destruction, encryption, corruption, unauthorized disclosure and unauthorized access to or use of data and confidential information, including personal information about our customers or employees, that could result in financial loss, exposure to claims for damages by customers, employees and others, fines and/or penalties for non-compliance with applicable privacy legislation, extortion threats due to ransomware and difficulty in accessing materials to defend legal actions

•Physical damage to network assets impacting service continuity

•Fines and sanctions for failure to meet legislative requirements or from credit card providers for failing to comply with payment card industry data security standards for protection of cardholder data

•Increased fraud as criminals leverage stolen information against our customers, our employees or our company

•Remediation costs such as liability for stolen information, equipment repair and service recovery, and incentives to customers or business partners in an effort to maintain relationships after an incident

•Increased information security protection costs, including the costs of deploying additional personnel and protection technologies, training and monitoring employees, and engaging third-party security experts and auditors

•Changes in the terms, conditions and pricing of customer, supplier and financial contracts and agreements that we may have.

In light of the evolving nature and sophistication of information security threats, our information security policies, procedures and controls must continuously adapt and evolve in order to seek to mitigate risk and, consequently, require constant monitoring to ensure effectiveness. However, given the complexity and scale of our business, network infrastructure, technology and IT supporting systems, there can be no assurance that the security policies, procedures and controls that we implement will be effective against all information security attacks. In addition, there can be no assurance that any insurance we may have will cover all or part of the costs, damages, liabilities or losses that could result from the occurrence of any information security breach.

2.2Failure to implement an effective security and data governance framework could harm our brand and reputation, expose us to regulatory pressure, fines and/or penalties, constrain our competitive opportunities, and adversely affect our business and financial results

To achieve our purpose of advancing how Canadians connect with each other and the world, we must preserve the social licence from our customers and all Canadians to collect and use data in our operations. A strong and consistently applied approach to data governance is critical to maintaining that social licence, requiring us to focus on respecting the privacy of our customers’ and employees’ data and protecting such data against information security threats. As our operations involve receiving, processing and storing such proprietary business and personal data, effective policies, procedures and controls must be implemented to protect information systems and underlying data in accordance with applicable privacy legislation. Failure to meet customer and employee expectations regarding the appropriate use and protection of their data could have negative reputational, business and financial consequences for the company.

There has also been increased regulatory scrutiny over the use, collection, and disclosure of personal information in Canada. We are subject to various privacy legislation, such as Canada’s anti-spam legislation (CASL) and the Personal Information Protection and Electronic Documents Act, as well as foreign privacy legislation via the mandatory flow-through of privacy-related obligations by our customers, including those of the General Data Protection Regulation (EU). Global and domestic regulation around privacy and data practices are evolving rapidly and new or amended privacy legislation has been proposed or adopted federally and in a number of Canadian provincial jurisdictions with significant obligations, limitations on the use of personal information, fines and/or penalties and short implementation horizons. Our data governance framework must not only meet applicable privacy requirements, but also be able to evolve for continuous improvement. Effective data governance is also a component of good ESG practices, which are considered an increasingly important measure of corporate performance and value creation.

Failure to implement an effective data governance framework encompassing the protection and appropriate use of data across its life cycle, and incorporating data governance as a core consideration in our business initiatives and technology decisions, could harm our brand, reputation and competitiveness, decrease customer and investor confidence and adversely affect our business and financial results. It could give rise to litigation, investigations, fines and/or penalties and liability for failure to comply with increasingly stringent privacy legislation, as well as increased audit and regulatory scrutiny that could divert resources from business operations.

3.Operational performance

3.1Our networks and IT systems are the foundation of high-quality consistent services, which are critical to meeting service expectations

Our ability to provide high-quality, consistent, reliable and resilient wireless, wireline and media services to customers in a complex and changing operating environment is crucial for sustained success. It is therefore essential that we continuously refine our operating model in order to accelerate our transition from a traditional telecommunications company to a technology services and digital media company, and meet customer expectations of product and service experience at a desired cost structure.

Network capacity demands for content offerings and other bandwidth-intensive applications on our wireline and wireless networks have been growing at unprecedented rates. Unexpected capacity pressures on our networks may negatively affect our network performance and our ability to provide services. Evolving customer behaviour and their use of our networks, products and services have created increased capacity pressure on certain areas of our wireless, wireline and broadcast media networks, and there can be no certainty that our networks will continue to sustain such increased usage. In addition, we may need to incur significant capital expenditures in order to provide additional capacity and reduce network congestion. Network performance and/or reliability may vary depending on the location and the recent trend for families to move from urban centres to less urbanized areas increases the need to develop and/or enhance our networks in areas that were not previously served or that were underserved.

Customers and other stakeholders expect that we deliver reliable service performance, enabled by our networks and other infrastructure, as well as the networks and other infrastructure of third-party providers on which we rely. Issues relating to network availability, speed, consistency and traffic management on our more current as well as our legacy networks could adversely affect our customers, including by preventing the provisioning of critical services, and could have an adverse impact on our business, reputation and financial performance. Heightened scrutiny by regulatory authorities with respect to network availability could lead to increased identifications of non-compliance and increased fines. Furthermore, we may need to manage the possibility of instability in the context of our transformation initiatives, including as we transition towards a techco model with converged wireline and wireless networks and newer technologies, including software-defined networks leveraging open source software and cloud services. Network failures and slowdowns, whether caused by internal or external forces, human-caused error or threat, or external events, could adversely affect our brand and reputation, subscriber acquisition and retention as well as our financial results. While we invest in the resiliency of our networks and other infrastructure and establish response strategies and business continuity protocols to seek to maintain service consistency, there is no assurance that such investments and protocols will be sufficient to prevent network failure or the failure of other infrastructure, or a disruption in the delivery of our services.

In addition, we currently use a very large number of interconnected internal and third-party operational and business support systems for provisioning, networking, distribution, broadcast management, ordering, billing and accounting, which may hinder our operational efficiency. If we fail to implement, maintain or manage highly effective IT systems supported by an effective governance and operating framework, and implement transformation initiatives to streamline and integrate our processes and systems, this may lead to inconsistent performance and dissatisfied customers, which over time could result in higher churn. It may also limit our cross-sell capabilities across our portfolio of products and services.

Further examples of risks to operational performance that could impact our reputation, business operations and financial performance include the following:

•The current global economic environment as well as geopolitical events may bring about further incremental costs, delays or unavailability of equipment, materials and resources, which may impact our ability to maintain or upgrade our networks in order to accommodate increased network usage and to provide the desired levels of customer service
•Failure to maintain required service delivery amid operational challenges (including those related to targeted cost savings initiatives, flexible work models and the availability of employees with the required skill set) and a transformation of our infrastructure and technology could adversely affect our brand, reputation and financial results
•We may lose sales should we fail to maximize channel efficiencies, which could adversely affect our financial results
•Corporate restructurings, system replacements and upgrades, process redesigns, staff reductions and the integration of business acquisitions may not deliver the benefits contemplated, or be completed when expected, and could adversely impact our ongoing operations
•Failure to streamline our significant IT legacy system portfolio and proactively improve operating performance could adversely affect our business and financial results
•We may experience more service interruptions or outages due to legacy infrastructure. In some cases, vendor support is no longer available or legacy vendor operations have ceased. Copper theft and vandalism to our telecommunications infrastructure may also cause service disruptions and jeopardize community safety
•An increase in lost-time accident rate by our employees could adversely impact our ongoing operations
•There may be a lack of replacement parts and competent and cost-effective resources to perform the life cycle management and upgrades necessary to maintain the operational status of legacy networks and IT systems
•Climate change increases the probability, frequency, intensity and length of severe weather-related events such as ice, snow and wind storms, wildfires, flooding, extended heat waves, hurricanes, tornadoes and tsunamis, all of which could impact network availability and performance and drive more repairs of network equipment

3.2Our operations and business continuity depend on how well we protect, test, maintain, replace and upgrade our networks, IT systems, equipment and other facilities

Our operations, service performance, reputation, business continuity and strategy depend on how well we and our contracted product and service providers, as well as other telecommunications carriers on which we rely to provide services, protect our or their networks and IT systems, as well as other infrastructure and facilities, from events such as information security attacks, unauthorized access or entry, fire, natural disasters, power loss, building cooling loss, acts of war or terrorism, sabotage, vandalism, actions of neighbours and other events. Climate change, especially in areas of greater environmental sensitivity, could heighten the occurrence of certain of the above-mentioned risks. For further details regarding climate-related risks, please refer to section 6.4 of this Safe Harbour Notice. We must also manage business continuity issues caused by internal sources, including human error, human-caused threats and inefficiencies. Establishing response strategies and business continuity protocols to maintain service consistency if any disruptive event materializes is critical to the achievement of effective customer service. Any of the above-mentioned events, as well as the failure by us, or by other telecommunications carriers on which we rely to provide services, to adequately complete planned and sufficient testing, maintenance, replacement or upgrade of our or their networks, equipment and other facilities, which is, among other factors, dependent on our or their ability to purchase equipment and services from third-party suppliers, could disrupt our operations (including through disruptions such as network and other infrastructure failures, billing errors or delays in customer service), require significant resources and result in significant remediation costs, which in turn could have an adverse effect on our business and financial performance, or impair our ability to keep existing subscribers or attract new ones.

In addition, the current global economic environment as well as geopolitical events may bring about further incremental costs, delays or unavailability of equipment, materials and resources, which could impact our operations and business continuity strategies.

3.3Satellites used to provide our satellite TV services are subject to significant operational risks that could have an adverse effect on our business and financial performance

Pursuant to a set of commercial arrangements between ExpressVu and Telesat Canada (Telesat), we currently have satellites under contract with Telesat. Telesat operates or directs the operation of these satellites, which utilize highly complex technology and operate in the harsh environment of space and are therefore subject to significant operational risks while in orbit. These risks include in-orbit equipment failures, malfunctions and other problems, commonly referred to as anomalies, that could reduce the commercial usefulness of a satellite used to provide our satellite TV services. Acts of war or terrorism, magnetic, electrostatic or solar storms, or space debris or meteoroids could also damage such satellites. Any loss, failure, manufacturing defect, damage or destruction of these satellites, of our terrestrial broadcasting infrastructure or of Telesat’s tracking, telemetry and control facilities to operate the satellites could have an adverse effect on our business and financial performance and could result in customers terminating their subscriptions to our satellite TV service.

4.People

4.1Attracting, developing and retaining a diverse and talented team capable of furthering our strategic imperatives and high-tech transformation is essential to our success

Our business depends on the efforts, engagement and expertise of our management and non-management employees and contractors, who must be able to operate efficiently and safely based on their responsibilities and the environment in which they are functioning. Demand for highly skilled team members remains a concern, as retiring workers, varying levels of immigration, and an increase in remote-work arrangements allowing more global competition have created an even more competitive marketplace. This emphasizes the importance of developing and maintaining a comprehensive and inclusive human resources strategy and employee value proposition to adequately compete for talent and to identify and secure high-performing candidates for a broad range of job functions, roles and responsibilities. In addition, an appropriately skilled and diversified pool of talent (as a result of hiring, insourcing and reskilling) is essential to support evolving business priorities in the context of an ongoing business transformation impacting job nature and skill sets. Our objective to transform from a traditional telecommunications company to a technology services and digital media company requires a cultural change and a capacity to evolve, and impacts our recruitment strategy and deployment of resources. We seek to have our employees adapt to new ways of working as traditional telecommunications companies are moving towards flatter work structures, leveraging generative AI, and having fewer silos and more cross-functional corporate structures. Failure to attract and appropriately train, motivate, remunerate or deploy employees on initiatives that further our strategic imperatives and high-tech transformation, or to efficiently replace departing employees, could have an adverse impact on our ability to attract and retain talent and drive performance across the organization. A shortage of skilled labour could negatively affect our ability to implement our strategic priorities, as well as sell our products and services and more generally serve our customers.

Establishing a culture that drives inclusivity, employee engagement, development and progression is essential to attract and retain talent. In addition, employees are typically more engaged at work when their value system aligns with their employer’s corporate values. We seek to foster an inclusive, equitable and accessible workplace where team members are valued, respected, supported, and that they belong. We have strengthened our employee training offerings to support our transformation and we further endeavour to establish and continually enhance programs and provide resources to support team members on a wide range of topics, including mental health services and support. However, failure to establish robust programs and enhance them to further these aspirations could adversely affect our ability to attract and retain team members. Failure to sufficiently address evolving employee expectations related to our culture and value proposition could also adversely affect our ability to attract and retain team members.

Other examples of people-related risks include the following:

•The increasing technical and operational complexity of our businesses and the high demand in the market for skilled resources in strategic areas create a challenging environment for hiring, developing and retaining such skilled resources
•Failure to establish a complete and effective succession plan, including preparation of internal talent and identification of potential external candidates, where relevant, for senior executive and other key roles, could impair our business until qualified replacements are found
•Ensuring the health and safety of our workforce operating in different environments, including manholes, telephone poles, cell towers, vehicles, foreign news bureaus and war zones, and/or in times of pandemic, requires focus, effective processes and flexibility to avoid injury, illness, service interruption, fines and reputational impact
•Potential deterioration in employee morale and engagement resulting from staff reductions, cost reductions or reorganizations could adversely affect our business and financial results
4.2Challenges related to collective agreements could adversely affect our business

Approximately 42% of BCE employees were represented by unions and were covered by collective agreements at December 31, 2024. The positive engagement of members of our team represented by unions is contingent on negotiating collective agreements that deliver competitive labour conditions and uninterrupted service, both of which are critical to achieving our business objectives.

We cannot predict the outcome of collective agreement negotiations. Renewal of collective agreements could result in higher labour costs and be challenging in the context of a declining workload due to transformation, a maturing footprint, improved efficiencies and adverse government or regulatory decisions. If during the bargaining process there were to be project delays and work disruptions, including work stoppages or work slowdowns, this could adversely affect service to our customers and, in turn, our customer relationships and financial performance.

5.Financial management
5.1If we are unable to raise the capital we need or generate sufficient cash flows from operating activities, we may need to limit our capital expenditures or our investments in new businesses, or try to raise capital by disposing of assets

Our ability to meet our cash requirements, fund capital expenditures and provide for planned growth depends on having access to adequate sources of capital and on our ability to generate cash flows from operating activities, which is subject to various risks, including those described in this Safe Harbour Notice.

Our ability to raise financing depends on our ability to access the public equity and debt capital markets, the money market, as well as the bank credit market. Our ability to access such markets and the cost and amount of funding available depend largely on prevailing market conditions and the outlook for our business and credit ratings at the time capital is raised.

Risk factors such as capital market disruptions, political, economic and financial market instability in Canada or abroad, government policies, central bank monetary policies, increasing interest rates, changes to bank capitalization or other regulations, reduced bank lending in general or fewer banks as a result of reduced activity or consolidation, could reduce capital available or increase the cost of such capital. In addition, an increased level of debt borrowings could result in lower credit ratings, increased borrowing costs and a reduction in the amount of funding available to us, including through equity offerings. Business acquisitions and our acquisition of wireless spectrum licences could also adversely affect our outlook and credit ratings and have similar adverse consequences. There is no assurance that we will maintain our credit ratings and a ratings downgrade could result in adverse consequences for our funding cost and capacity, and our ability to access the capital markets, money market and/or the bank credit market. In addition, participants in the public capital and bank credit markets have internal policies limiting their ability to invest in, or extend credit to, any single entity or entity group or a particular industry. Finally, with increasing emphasis by the capital markets on ESG performance and reporting, there is a potential for the cost and availability of funding to be increasingly tied to the quality of our ESG practices and related disclosed metrics.

Our bank credit facilities, including credit facilities supporting our commercial paper program, are provided by various financial institutions. While it is our intention to renew certain of such credit facilities from time to time, there are no assurances that these facilities will be renewed on favourable terms or in similar amounts.

Global financial markets have experienced, and could again experience, significant volatility and weakness as a result of market disruptions, including relating to the economy and geopolitical events. The current global economic environment could continue to negatively impact equity and debt capital markets, cause interest rate and currency volatility and movements, and adversely affect our ability to raise financing in the public capital, bank credit and/or commercial paper markets as well as the cost thereof. Additionally, the negative impact of the global economic environment and potential recession, and the levels of inflation and interest rates on our customers’ financial condition, could adversely affect our ability to recover payment of receivables from customers and lead to further increases in bad debts, thereby negatively affecting our revenues and cash flows, as well as our position under our securitized receivables program.

Differences between BCE’s actual or anticipated financial results and the published expectations of financial analysts, as well as events affecting our business or operating environment, may contribute to volatility in the market price of BCE’s securities. A major decline in the capital markets in general, or decrease in the market price or fluctuations in trading volumes of BCE’s securities, may negatively affect our ability to raise debt or equity capital, retain senior executives and other key employees, make strategic acquisitions or enter into joint ventures.

If we cannot access the capital we need or generate cash flows to implement our business plan or meet our financial obligations on acceptable terms, we may have to limit our ongoing capital expenditures and our investment in new businesses or try to raise additional capital by selling or otherwise disposing of assets. Any of these could have an adverse effect on our cash flows from operating activities and on our growth prospects.

5.2We cannot guarantee that our dividend payout policy will be maintained or achieved, or that dividends will be maintained or declared

Maintaining or achieving BCE’s dividend payout policy, maintaining the BCE common share dividend, as well as the declaration of dividends on any of BCE’s outstanding shares, are subject to the discretion of the BCE board of directors (Board) and, consequently, there can be no guarantee that BCE’s dividend payout policy will be maintained or achieved, that the dividend on common shares will be maintained or that dividends will be declared on any of BCE’s outstanding shares. Maintaining or achieving BCE’s dividend payout policy, maintaining dividends and the declaration of dividends by the BCE Board are ultimately dependent on BCE’s corporate strategy, operations and financial results which are, in turn, subject to various assumptions and risks, including those set out in this Safe Harbour Notice.

5.3The failure to reduce costs, unexpected increases in costs and the failure to optimize capital spending, could adversely affect our ability to achieve our strategic imperatives and financial guidance

Our objective to lower our cost structure continues to be aggressive with a company-wide focus on cost transformation and reduction, but there is no assurance that we will be successful in reducing costs. Examples of risks to our ability to reduce costs or limit potential cost increases include the following:

•Inflation could continue to result in higher input costs for equipment, products and services, and create increased pressure for wage increases
•Increased costs related to geopolitical events, in particular as they impact our supply chain, could continue for an undetermined period of time
•Increasing or high interest rates could negatively impact our cost of financing
•Our cost reduction objectives require aggressive negotiations with our suppliers and there can be no assurance that such negotiations will be successful or that replacement products or services provided will not lead to operational issues
•As suppliers continue to shorten software life cycles, the cost of seeking to maintain adequate information security solutions increases
•Achieving timely cost reductions while moving to an IP-based network is dependent on disciplined network decommissioning, which can be delayed by customer contractual commitments, regulatory considerations and other unforeseen obstacles
•Failure to contain growing operational costs related to network sites, network performance and resiliency, footprint expansion, spectrum licences, insurance and content and equipment acquisition could have a negative effect on our financial performance
•In addition to the potential impact from the global economic environment and geopolitical events, fluctuations in energy prices are further partly influenced by government policies to address climate change such as carbon pricing which, combined with growing data demand that increases our energy requirements, could increase our energy costs beyond our current expectations
•Failure to successfully deliver on our contractual commitments, whether due to security events, operational challenges or other reasons, may result in financial penalties and loss of revenues
In addition, as part of our business operations and transformation initiatives, it is essential that we optimize capital spending and ensure appropriate trade-offs in our capital allocation. However, should we fail to adequately assess investment priorities and optimal trade-offs, our business and financial results could be negatively affected.

5.4We are exposed to various credit, liquidity and market risks

Our exposure to credit, liquidity and market risks, including equity price, interest rate and currency fluctuations, is discussed in section 6.5, Financial risk management of the BCE 2023 Annual MD&A and in Note 29 to BCE’s 2023 consolidated financial statements, as updated in BCE’s First Quarter (Q1) 2024 MD&A, Q2 2024 MD&A and Q3 2024 MD&A, and BCE’s Q1, Q2 and Q3 2024 consolidated financial statements.

Our failure to identify and manage our exposure to changes in interest rates, foreign exchange rates, BCE’s share price and other market conditions could lead to missed opportunities, increased costs, reduced profit margins, cash flow shortages, inability to complete planned capital expenditures, reputational damage, equity and debt securities devaluations, and challenges in raising capital on market-competitive terms.

5.5The failure to evolve practices to effectively monitor and control fraudulent activities could result in financial loss and brand degradation

As a public company with a range of desirable and valuable products and services and a large number of employees, BCE requires a disciplined program covering governance, exposure identification and assessment, prevention, detection and reporting that considers corruption, misappropriation of assets and intentional manipulation of financial statements by employees and/or external parties. The current global economic environment could further lead to increased fraud activities, which could result in financial loss and brand degradation.

Specific examples relevant to us include:

•Copyright theft and other forms of unauthorized use that undermine the exclusivity of Bell Media’s content offerings, which could divert users to unlicensed or otherwise illegitimate platforms, thus impacting our ability to derive distribution and advertising revenues
•Unauthorized individuals taking over someone else’s online account without the account owner‘s permission to gain access to wireless products and goods via various means (social engineering, phishing, smishing, etc.)
•Subscription fraud where fraudsters use their own, a stolen or a synthetic identity to obtain mobile devices and services with no intention to pay
•Network usage fraud such as call/sell operations using our wireline or wireless networks or incidents related to network components such as copper theft
•Ongoing efforts to steal the services of TV distributors, including Bell Canada and ExpressVu, through compromise or circumvention of signal security systems, causing revenue loss
•Organized criminal activities targeting and seizing high value inventory
5.6Income and commodity tax amounts may materially differ from the expected amounts
Our complex business operations are subject to various tax laws. The adoption of new tax laws, or regulations or rules thereunder, or changes thereto or in the interpretation thereof, could result in higher tax rates, new taxes or other adverse tax implications. In addition, while we believe that we have adequately provided for all income and commodity taxes based on all of the information that is currently available, the calculation of income taxes and the applicability of commodity taxes in many cases require significant judgment in interpreting tax rules and regulations. Our tax filings are subject to government audits that could result in material changes to the amount of current and deferred income tax assets and liabilities and other liabilities and could, in certain circumstances, result in an assessment of interest and penalties.

5.7A number of factors could impact our financial statements and estimates

We base our estimates on a number of factors, including but not limited to historical experience, current events, and actions that the company may undertake in the future, as well as other assumptions that we believe are reasonable under the circumstances. A change in these assumptions may have an impact on our financial statements including but not limited to impairment testing, fair value determination, expected credit losses and discount rates used for the present value of cash flows. By their nature, these estimates and judgments are subject to measurement uncertainty and actual results could differ.

5.8The economic environment, pension rules or ineffective governance could have an adverse effect on our pension obligations, and we may be required to increase contributions to our post-employment benefit plans

With a large pension plan membership and DB pension plans that are subject to the pressures of the global economic environment and changing regulatory and reporting requirements, our pension obligations are exposed to potential volatility. Failure to recognize and manage economic exposure and pension rule changes, or to ensure that effective governance is in place for the management and funding of pension plan assets and obligations, could have an adverse impact on our liquidity and financial performance.

The funding requirements of our post-employment benefit plans, based on valuations of plan assets and obligations, depend on a number of factors, including actual returns on post-employment benefit plan assets, long-term interest rates, inflation, plan demographics including longevity, and applicable regulations and actuarial standards. Changes in these factors, including changes caused by the current global economic environment and recent geopolitical events, could cause future contributions to significantly differ from our current estimates, require us to increase contributions to our post-employment benefit plans in the future and, therefore, have a negative effect on our liquidity and financial performance.

There is no assurance that the assets of our post-employment benefit plans will earn their assumed rate of return. A substantial portion of our post-employment benefit plans’ assets is invested in public and private equity and debt securities. As a result, the ability of our post-employment benefit plans’ assets to earn the rate of return that we have assumed depends significantly on the performance of capital markets. Market conditions also impact the discount rate used to calculate our pension plan solvency obligations and could therefore also significantly affect our cash funding requirements.

5.9The expected timing and completion of the proposed dispositions of Northwestel and BCE’s ownership stake in MLSE, as well as the planned access for Bell Media to content rights for the Toronto Maple Leafs and Toronto Raptors for the next 20 years, are subject to closing conditions and other risks and uncertainties

5.9.1Proposed disposition of Northwestel

The expected timing and completion of the proposed disposition of Northwestel are subject to closing conditions, termination rights and other risks and uncertainties including, without limitation, the purchaser securing financing and the completion of confirmatory due diligence, which may affect its completion, terms or timing. Accordingly, there can be no assurance that the proposed disposition will occur, or that it will occur on the terms and conditions, or at the time, currently contemplated. The proposed disposition could be modified, restructured or terminated. There can also be no assurance that the potential benefits expected to result from the proposed disposition will be realized.

5.9.2Proposed disposition of BCE’s ownership stake in MLSE and the planned access for Bell Media to content rights for the Toronto Maple Leafs and Toronto Raptors for the next 20 years

The expected timing and completion of the proposed disposition of BCE’s ownership stake in MLSE, and the planned access for Bell Media to content rights for the Toronto Maple Leafs and Toronto Raptors for the next 20 years through a long-term agreement with Rogers Communications Inc., are subject to closing conditions, termination rights and other risks and uncertainties including, without limitation, relevant sports league and other customary approvals, which may affect their completion, terms or timing. The proposed disposition could be modified, restructured or terminated, and the intended use of proceeds by BCE from the proposed disposition may vary based on timing of closing of the disposition and other factors. Accordingly, there can be no assurance that the proposed disposition, the anticipated use of proceeds and the potential benefits expected to result from the proposed disposition will occur or be realized, or that they will occur or be realized on the terms and conditions, or at the time, currently contemplated.

5.10The expected timing and completion of the proposed acquisition of Ziply Fiber are subject to closing conditions, including relevant regulatory approvals, and other risks and uncertainties

The expected timing and completion of the proposed acquisition by Bell Canada of Ziply Fiber are subject to customary closing conditions, termination rights and other risks and uncertainties including, without limitation, relevant regulatory approvals, such as approval by the Federal Communications Commission and approvals by state Public Utilities Commissions, which may affect its completion, terms or timing. Accordingly, there can be no assurance that the proposed acquisition will occur, or that it will occur on the terms and conditions, or at the time, currently contemplated. The proposed acquisition could be modified, restructured or terminated. There can also be no assurance that the potential benefits expected to result from the proposed acquisition will be realized.

6.Brand reputation and ESG practices

6.1Our ability to maintain positive customer relationships is significantly influenced by our reputation
Many customers’ choice to purchase our products and services is directly related to their perception of our company. Accordingly, our ability to maintain positive customer relationships and acquire or retain customers is significantly influenced by our reputation. The company faces many sources of reputational risks, as discussed in this Safe Harbour Notice. Should our perceived or actual outlook, plans, priorities or actions, or those of our employees or suppliers, fail to align with stakeholders’ expectations, our reputation could be impacted, which could have an adverse effect on our brand, our ability to retain or attract customers, and more generally on our business, financial condition, liquidity and financial results.

6.2There is no assurance that we will succeed in meaningfully integrating ESG considerations into our business strategy , operations and governance to generate a positive outcome for stakeholders
While we seek to understand the evolving ESG environment and identify topics and activities that may expose us to ESG risks, there is no assurance that we will succeed in meaningfully integrating ESG considerations into our business strategy, operations and governance to generate positive outcomes for stakeholders. Good ESG practices are an important measure of corporate performance and value creation. As such, we are increasingly under scrutiny to address ESG matters of importance to our stakeholders. A wide range of ESG topics have progressively become important elements of corporate culture and seeking to embrace them reinforces our value proposition to drive employee attraction and retention. Customers now factor broader considerations into purchase decisions and look for alignment of personal values with corporate behaviour. Investors increasingly link investment decisions to the quality of ESG practices and related disclosed metrics. Moreover, we have directly linked some pricing elements in certain financing agreements to our performance on key ESG targets. Legal and regulatory pressures have further intensified in the ESG sphere, including, without limitation, in the areas of privacy, accessibility, data governance, climate change and diversity. Accordingly, failure to integrate ESG considerations into our governance activities and effectively manage ESG risks and opportunities could harm our brand and reputation, and could lead to negative business, financial, legal and regulatory consequences for the company. Perceived misalignment of our actions with stakeholder expectations could also harm our brand and reputation and lead to further financial and other consequences. Finally, enhanced ESG-related disclosures could increase the company’s exposure to claims for misrepresentation in the primary or secondary market.

6.3Various factors could negatively impact our ability to achieve our ESG targets
We have set a number of ambitious ESG targets to monitor our ESG performance and align to our strategic imperatives. However, our ability to achieve these targets depends on many factors and is subject to many risks that could cause our assumptions or estimates to be inaccurate and cause actual results or events to differ materially from those expressed in, or implied by, these targets. Failure to sufficiently address evolving employee, customer, investor and other stakeholder expectations through achievement of our ESG targets could harm our brand, reputation and competitiveness, as well as lead to other negative business, financial, legal and regulatory consequences for the company.
Important risk factors that could affect certain of our key ESG targets are set out below.
GHG emissions reduction and supplier engagement targets

The achievement of our carbon neutrality target (which includes only our operational GHG emissions (scope 1 and 2) and excludes scope 3 GHG emissions) will require that we purchase a significant quantity of carbon credits. Should a sufficient quantity of high-quality credible carbon credits be unavailable, should their cost of acquisition be considered too onerous, should sufficient funds be unavailable, should laws, regulations, applicable standards, public perception or other factors limit the number of carbon credits that we can purchase, should any purchased carbon credits be subject to reversal, in whole or in part, or should the carbon offsets not materialize, the achievement of our carbon neutrality target could be negatively impacted.

The achievement of our science-based target related to our scope 1 and 2 GHG emissions will require that we purchase a significant quantity of RECs. To achieve this science-based target, only RECs will be considered given that the SBTi standards do not enable carbon credits to be used for this target. Should a sufficient quantity of acceptable (according to the SBTi guidelines) RECs be unavailable, should their cost of acquisition be considered too onerous, should sufficient funds be unavailable, or should laws, regulations, applicable standards, public perception or other factors limit the number of RECs that we can purchase, in whole or in part, the achievement of our science-based target related to our scope 1 and 2 GHG emissions could be negatively impacted.

Our scope 2 and 3 GHG emissions reduction targets depend on the emissions intensity originating from the electricity grid in the jurisdictions where we operate and over which we have no control. Should a significant increase in such emissions intensity be recorded in one or more jurisdictions where we conduct our operations, the achievement of our science-based targets related to our scope 2 and 3 GHG emissions could be negatively impacted.

A portion of our GHG emissions reduction targets also depend on our ability to implement sufficient corporate and business initiatives in order to reduce GHG emissions to the desired levels. Failure to implement such initiatives according to planned schedules due to changes in business plans, our inability to implement requisite operational or technological changes, unavailability of capital, technologies, equipment or employees, cost allocations, actual costs exceeding anticipated costs, or other factors, or the failure of such initiatives, including of new technologies, to generate anticipated GHG emissions reductions, could negatively affect our ability to achieve our GHG emissions reduction targets. In addition, future corporate initiatives, such as business acquisitions and business dispositions including the previously announced pending acquisition of Ziply Fiber and pending dispositions of Northwestel and our ownership stake in MLSE, and organic growth, could negatively affect our ability to achieve our targets, as would the adoption of new technologies that are carbon enablers or do not generate the anticipated energy savings.

A refinement in or modifications to international standards or to the methodology we use for the calculation of GHG emissions that would result in an increase in our GHG emissions could further impact our ability to achieve our targets. In addition, as it relates to our science-based targets specifically, the SBTi requires the recalculation of our targets upon the occurrence of certain events, such as business acquisitions or divestitures, or to conform to evolving SBTi methodology or standards. A recalculation resulting in the introduction of more ambitious targets could challenge our ability to achieve such updated targets.

The achievement of our science-based target relating to the level of our suppliers by spend covering purchased goods and services that have adopted science-based targets could be negatively impacted should we fail to achieve the required level of engagement and collaboration from our suppliers over which we have no control, despite the engagement measures that we may implement, or should we change significantly the allocation of our spend by supplier.

In addition, we have much less influence over the reduction of our scope 3 GHG emissions than over our scope 1 and scope 2 GHG emissions given that we must rely on the engagement and collaboration of our suppliers and other participants in our value chain in reducing their own GHG emissions. Accordingly, failure to obtain our suppliers’ and other participants’ engagement and collaboration could adversely affect our ability to meet our scope 3 GHG emissions reduction target.

DEIB targets

Failure to attract and retain a certain level of diverse talent across the organization could negatively affect our ability to meet our DEIB targets and objectives. In addition, our ability to achieve such targets and objectives could also be challenged by reduced labour market availability or restricted access to a diverse talent pool.

6.4Failure to take appropriate actions to adapt to current and emerging environmental impacts, including climate change, could have an adverse effect on our business
We face risks related to environmental events, including climate-related events, which could impact our operations, service performance, reputation and business continuity, cost of insurance, and more generally have an adverse effect on our business, financial performance and reputation. In particular, climate change poses potential risks to our business, our employees, our customers, our suppliers and outsourcers, and the communities we operate in. Inadequate management of environmental issues associated with our company and our business, as well as our suppliers and other stakeholders, could also adversely affect our business, financial condition, liquidity, financial results and reputation given the implications for the company as well as various stakeholders.

Consistent with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), which have now been integrated into the International Sustainability Standards Board (ISSB) standards, we categorize climate-related risks into physical and transition risks:

•Physical risks are associated with the physical impacts from a changing climate and can either be event-driven (acute) or longer-term (chronic) shifts in climate patterns. Global scientific evidence suggests that climate change will increase both the frequency and severity of extreme weather events. This will include such events as floods, wildfires and heatwaves, among others. These could have a destructive impact on our communications network infrastructure and facilities and in turn affect our ability to deliver services that are critical to our customers and society. A service disruption due to extreme weather events could lead to financial impacts including an increase in capital expenditures from rebuilding and reinforcing infrastructure, as well as an increase in operating costs from maintenance and repairs, labour, heating and cooling, and equipment damage. Our insurance premiums could increase, or we could face reduced insurability in high risk areas. Furthermore, this could jeopardize customer satisfaction and may result in a decrease in revenues. In addition, if average temperatures where we are operating are warmer or cooler year over year for longer periods of time, there will be an increasing need for cooling or heating capacity in our facilities. This will increase our energy consumption and associated operational costs. Furthermore, in order to remain resilient to these increasing or decreasing temperatures, we would need to increase our investments in our infrastructure to address its accelerated degradation, again leading to increased capital expenditures and operational costs.

•Transition risks are associated with a transition to a lower-carbon economy, which may include extensive regulatory, technology and market changes to address mitigation and adaptation requirements related to climate change. These risks may include increased capital expenditures required for equipment upgrades to comply with new energy efficiency standards and climate resilience regulations, increased operational costs driven by the rising price of energy due to carbon pricing regulations, energy market volatility and the shifting supply and demand for energy, increased operational costs related to outdated equipment and e-waste treatment programs and management systems, potential shortages or price increases for materials essential to low-carbon technologies that could affect service offerings and product development, reputational risks related to our management of climate-related issues as well as to our level of disclosure related to such matters. There is also a reputational risk of not demonstrating our proactive behaviour towards climate change, which could affect customer perception and the cost and availability of funding that has the potential to be increasingly tied to the quality of our ESG practices and related disclosed metrics, all of which could have negative financial outcomes.

Furthermore, climate-related events could also impact our suppliers and outsourcers, which in turn could impact our business. Given that some of our third-party suppliers and outsourcers are located in foreign countries that are more at risk of experiencing weather-related events, localized natural disasters in such countries could further negatively impact our business.

In addition, several areas of our operations raise other environmental considerations, such as fuel storage, GHG emissions and energy consumption reduction, waste management, disposal of hazardous residual materials, recovery and recycling of end-of-life electronic products we sell or lease, and other network associated impacts (e.g., treated wood poles, manhole effluents, lead cables, etc.).

Our team members, customers, investors and governments expect that we regard environmental protection as an integral part of doing business and that we seek to minimize the negative environmental impacts of our operations and create positive impacts where possible. Failure to recognize and adequately respond to their evolving expectations, to take action to reduce our negative impacts on the environment, to achieve our environmental objectives and to effectively report on environmental matters, could result in fines, and could harm our brand, reputation and competitiveness, as well as lead to other negative business, financial, legal and regulatory consequences for the company.

6.5There can be no assurance that our corporate governance practices will be sufficient to prevent violations of legal and ethical standards

Our employees, officers, Board members, suppliers, agents and other business partners are expected, in Canada and abroad, to comply with applicable legal and ethical standards including, without limitation, anti-bribery laws, as well as with our governance policies and contractual obligations. Failure to comply with such laws, policies, standards and contractual obligations could expose us to investigations or litigation and significant fines and penalties, and result in reputational harm or being disqualified from bidding on contracts. While we have developed and implemented corporate governance practices, including through our Code of Business Conduct which is updated regularly and subject to an annual review by our team members, there can be no assurance that such practices and measures will be sufficient to prevent violations of legal and ethical standards. Any such failure or violation could have an adverse effect on our business, financial performance and reputation.

6.6Various social issues, if not adequately managed, could have an adverse effect on our business

Effective management of social risk is a component of good ESG practices. Inadequate management of social issues associated with our company and our business, as well as our suppliers and other stakeholders, could adversely affect our business, financial condition, liquidity, financial results and reputation. This may include social issues discussed elsewhere in this Safe Harbour Notice such as DEIB, employees’ well-being, health and safety, responsible procurement, as well as other social issues such as human rights, including Indigenous peoples’ rights, consultation and accommodation, and community acceptance and engagement. Failure to sufficiently address and report on our management of social issues and to achieve our social objectives could harm our brand and reputation, and could lead to negative business, financial, legal and regulatory consequences for the company.

6.7Health risks, including pandemics, epidemics and other health concerns, such as radiofrequency emissions from wireless communications devices and equipment, could have an adverse effect on our business

Health risks, including pandemics and epidemics, could occur, any of which could adversely affect our ability to maintain operational networks and provide products and services to our customers, as well as the ability of our suppliers to provide us with products and services we need to operate our business. Any such pandemics, epidemics and other health risks could have an adverse effect on the economy and financial markets resulting in a declining level of retail and commercial activity, which could have a negative impact on the demand for, and prices of, our products and services.

Many studies have been performed or are ongoing to assess whether mobile communications devices, such as smartphones, as well as wireless networks and towers pose a potential health risk. While some studies suggest links to certain conditions, others conclude there is no established causation between mobile phone usage and adverse health effects. The International Agency for Research on Cancer (IARC) of the World Health Organization classified radiofrequency electromagnetic fields from wireless phones as possibly carcinogenic to humans, but also indicated that chance, bias or confounding could not be ruled out with reasonable confidence. The IARC also called for additional research into long-term heavy use of mobile phones.

ISED is responsible for approving radiofrequency equipment and performing compliance assessments and has chosen Health Canada’s Safety Code 6, which sets the limits for safe exposure to radiofrequency emissions at home or at work, as its exposure standard. This code also outlines safety requirements for the installation and operation of devices that emit radiofrequency fields such as mobile communications devices, Wi-Fi technologies and base station antennas. ISED has made compliance to Safety Code 6 mandatory for all proponents and operators of radio installations.

The following challenges, among others, could result from our business being heavily dependent on radiofrequency technologies:

•We may face lawsuits relating to alleged adverse health effects on customers, as well as relating to our marketing and disclosure practices in connection therewith, and the likely outcome of such potential lawsuits is unpredictable and could change over time
•Changes in scientific evidence and/or public perceptions could lead to additional government regulations and costs for retrofitting infrastructure and handsets to achieve compliance
•Public concerns could result in a slower deployment of, or in our inability to deploy, infrastructure necessary to maintain and/or expand our wireless network as required by market evolution
Any of these events could have an adverse effect on our business and financial performance.

7.Third-party vendor management
We depend on third-party suppliers, outsourcers and consultants, some of which are critical, to provide an uninterrupted supply of the products and services we need, as well as comply with various obligations
We depend on key third-party suppliers and outsourcers, over which we have no operational or financial control, for products and services, some of which are critical to our operations. If there are gaps in our vendor selection, governance or oversight processes established to seek to ensure full risk transparency at point of purchase and throughout the relationship, including any contract renegotiations, there is the potential for a breakdown in supply, which could impact our ability to make sales, service customers and achieve our business and financial objectives. In addition, any such gaps could result in suboptimal management of our vendor base, increased costs and missed opportunities. Ongoing relationships must further be adequately managed in order to address existing and new operational and compliance requirements. Some of our third-party suppliers and outsourcers are located in foreign countries, which increases the potential for a breakdown in supply due to the risks of operating in foreign jurisdictions with different laws, geopolitical environments and cultures, as well as the potential for localized natural disasters. Concerns related to geopolitical events, such as conflicts, could put pressure on our supply chain and require increased focus on supply chain diversification to support continuity.

We may have to select different third-party suppliers for equipment or other products and services, or different outsourcers, in order to meet evolving internal company policies and guidelines as well as legal and regulatory requirements. Should we decide, or be required by a governmental authority or otherwise, to terminate our relationship with an existing supplier or outsourcer, this would decrease the number of available suppliers or outsourcers and could result in significant increased costs, as well as transitional, support, service, quality or continuity issues; delay our ability to deploy new network and other technologies and offer new products and services; and adversely affect our business and financial results.

The use of third-party suppliers and the outsourcing of services generally involve transfer of risks, and we must take appropriate steps to ensure that our suppliers’ and outsourcers’ approach to risk management is aligned with our own standards in order to maintain continuity of supply and brand strength. Increased focus on supplier risks in areas of security, data governance, responsible procurement and broader ESG factors requires increased attention given that supplier actions or omissions could have significant impacts on our business, financial results, brand and reputation. Furthermore, cloud-based supplier models have continued to evolve and grow and, while they offer many potential benefits, cloud-based services can also change the level or types of risks. Accordingly, our procurement and vendor management practices must also continue to evolve to fully take into account the potential risks of cloud-based services.

In addition, certain company initiatives rely heavily on professional consulting services provided by third parties, and a failure of such third-party services may not be reasonably evident until their work is delivered or delayed. Difficulties in implementing remedial strategies in respect of professional consulting services provided by third parties that are not performed in a proper or timely fashion could result in an adverse effect on our ability to comply with various obligations, including applicable legal and accounting requirements.

Other examples of risks associated with third-party suppliers and outsourcers include the following:

•We rely upon the successful implementation and execution of business continuity plans by our product and service suppliers. To the extent that such plans do not successfully mitigate the impacts of the current global economic environment, geopolitical events or other events, and our suppliers or vendors experience operational failures or inventory constraints, such failures or constraints could result in, or amplify existing, supply chain disruptions that could adversely affect our business. Incremental costs, delays or unavailability of equipment, materials, products or services, as well as unavailability of our suppliers’ or contractors’ employees due to strikes, workforce reduction initiatives or other factors, could impact sales and execution of our strategic imperatives and adversely affect our business and financial results
•The current global economic environment and recent geopolitical events have given rise to inflationary pressures and sharp increases in prices, which could put increased pressure on the global supply chain and purchasing costs
•The insolvency of one or more of our suppliers could cause a breakdown in supply and have an adverse effect on our operations, including our ability to make sales or service customers, as well as on our financial results
•Demand for products and services available from only a limited number of suppliers, some of which dominate their global market, may lead to decreased availability, increased costs or delays in the delivery of such products and services, since suppliers may choose to favour global competitors that are larger than we are and, accordingly, purchase a larger volume of products and services. In addition, production issues or geopolitical events affecting any such suppliers, or other suppliers, could result in decreased quantities or a total lack of supply of products or services. Any of these events could adversely impact our ability to meet customer commitments and demand
•Dependence on sole source technological vendors that are new in evolving technology can create uncertainties and challenges due to unproven track record and lack of alternate vendors, which could have an adverse effect on our operations
•A suboptimal outsourcing model could result in the loss of key corporate knowledge, reduced efficiency and effectiveness, and impede agile delivery of new products or technology
•Cloud-based solutions may increase the risk of security and data leakage exposure if security control protocols and configurations implemented by our cloud-based partners or suppliers, or by us where we retain responsibility for such protocols, are inadequate
•If existing suppliers do not have appropriate alternative cloud-based products or services, our ability to complete desired migrations to the cloud could be limited or delayed
•Failure to maintain strong discipline around vendor administration (especially around initial account setup) may mask potential financial or operational risks and complicate future problem resolutions
•If products and services important to our operations have manufacturing defects or do not comply with applicable government regulations and standards (including product safety practices), our ability to sell products and provide services on a timely basis may be negatively impacted. We work with our suppliers to seek to identify serious product defects (including safety incidents) and develop appropriate remedial strategies, which may include a recall of products. To the extent that a supplier does not actively participate in, and/or bear primary financial responsibility for, a recall of its products, our ability to perform such recall programs at a reasonable cost and/or in a timely fashion may be negatively impacted. Any of the events referred to above could have an adverse effect on our business, reputation and financial results
•Products (including software) and services supplied to us may contain security issues including, but not limited to, latent security issues that would not be apparent upon an inspection. Should we or a supplier fail to correct a security issue in a timely fashion, there could be an adverse effect on our business, reputation and financial results
•We rely on other telecommunications carriers from time to time to deliver services. Should these carriers fail to roll out new networks or fail to upgrade existing networks, or should their networks be affected by operational failures or service interruptions, such issues could adversely affect our ability to provide services using such carriers’ networks and could, consequently, have an adverse effect on our business, reputation and financial results
•BCE depends on call centre and technical support services provided by a number of external suppliers and outsourcers, some of which are located in foreign countries. These vendors have access to customer and internal BCE information necessary for the support services that they provide. Information access and service delivery issues that are not managed appropriately may have an adverse impact on our business, reputation, the quality and speed of services provided to customers, or our ability to address technical issues.